Filed pursuant to General Instruction

II. L. of Form F-10;

File No. 333-183820

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus Supplement, together with the accompanying amended and restated short form base shelf prospectus dated October 16, 2013 to which it relates, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in the amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, telephone: 204-480-7070, and are also electronically available at www.sedar.com.

PROSPECTUS SUPPLEMENT

(To the Amended and Restated Short Form Base Shelf Prospectus dated October 16, 2013)

Secondary Offering	December 16, 2013

Up to 6,100,000 common shares

IMRIS Inc. (“IMRIS”, the “Company”, “we”, “us”, or “our”) has issued an aggregate of 6,100,000 warrants (the “Deerfield Warrants”) to purchase our common shares to Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations International Master Fund, L.P. (collectively, including certain of their transferees and assignees, “Deerfield” or the “Selling Shareholders”) in connection with the Deerfield Transaction (as defined in “Selling Shareholders”). We are hereby qualifying for distribution the resale by Deerfield of the 6,100,000 of our common shares issuable to Deerfield upon exercise of the Deerfield Warrants (the “Offering”).

Our outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “IM” and the NASDAQ Global Market (“NASDAQ”) under the symbol “IMRS”. On December 13, 2013, the last reported sale of our common shares was CDN$1.41 per share on the TSX and US$1.34 per share on NASDAQ.

Sales of common shares, if any, under this Prospectus Supplement may be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the TSX and NASDAQ. The common shares will be distributed at market prices prevailing at the time of the sale of such common shares or at prices negotiated with the purchasers. As a result, price may vary as between purchasers and during the period of distribution. See “Plan of Distribution”.

Our business and an investment in our common shares involve significant risks. See “Risk Factors” beginning on page 14 of the accompanying amended and restated short form base shelf prospectus (the “Prospectus”).

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are included in, and incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus, in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and thus may not be comparable to the financial statements of Canadian companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, either the United States or Canada may not be described fully herein.

Your ability to enforce civil liabilities under United States federal securities laws may be adversely affected because we are organized under the laws of Canada, the majority of our officers and directors and the experts named in this Prospectus Supplement and the accompanying Prospectus are residents of Canada, and all or a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission (the “SEC”), nor any securities commission of any state of the United States or any Canadian securities regulator has approved or disapproved the Securities offered hereby or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

References in this Prospectus Supplement to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

Our principal and registered office is located at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, and our telephone number is 204-480-7070.

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TABLE OF CONTENTS

Prospectus Supplement
IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT	S-2
GENERAL MATTERS	S-2
NON-GAAP FINANCIAL MEASURES	S-3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	S-3
FINANCIAL STATEMENT AND EXCHANGE RATE INFORMATION	S-6
SUMMARY OF THE OFFERING	S-7
USE OF PROCEEDS	S-8
CONSOLIDATED CAPITALIZATION	S-8
DETAILS OF THE OFFERING	S-8
TRADING PRICE AND VOLUME	S-9
PRIOR SALES	S-10
SELLING SHAREHOLDERS	S-11
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-11
CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS OF CANADA	S-16
PLAN OF DISTRIBUTION	S-17
DOCUMENTS INCORPORATED BY REFERENCE	S-18
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	S-19
WHERE YOU CAN FIND ADDITIONAL INFORMATION	S-20
INTEREST OF EXPERTS	S-20
LEGAL MATTERS	S-20
AUDITORS, TRANSFER AGENT AND REGISTRAR	S-20
ENFORCEABILITY OF CIVIL LIABILITIES	S-20
Prospectus dated October 16, 2013
GENERAL MATTERS	1
GLOSSARY OF CERTAIN TERMS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	4
NON-GAAP FINANCIAL MEASURES	6
FINANCIAL STATEMENT AND EXCHANGE RATE INFORMATION	6
THE COMPANY	7
RISK FACTORS	15
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS	31
USE OF PROCEEDS	31
CONSOLIDATED CAPITALIZATION	31
DESCRIPTION OF SHARE CAPITAL	31
DESCRIPTION OF WARRANTS	32
DESCRIPTION OF UNITS	33
TRADING PRICE AND VOLUME	33
PRIOR SALES	34
SELLING SHAREHOLDERS	34
PLAN OF DISTRIBUTION	35
CERTAIN INCOME TAX CONSIDERATIONS	36
DOCUMENTS INCORPORATED BY REFERENCE	36
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	38
WHERE YOU CAN FIND MORE INFORMATION	38
INTEREST OF EXPERTS	38
LEGAL MATTERS	38
AUDITORS, TRANSFER AGENT AND REGISTRAR	38
ENFORCEABILITY OF CIVIL LIABILITIES	39

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IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding our company contained in the accompanying Prospectus. The second part, the Prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the Offering. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Prospectus together with the additional information about us to which we refer you in the sections of this Prospectus Supplement entitled “Documents Incorporated by Reference” and “Where You Can Find More Information”.

We have not authorized anyone to provide you with any information other than the information contained in or incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and any free writing prospectus authorized by us. The distribution or possession of this Prospectus Supplement in or from certain jurisdictions may be restricted by law. This Prospectus Supplement is not an offer to sell any common shares and is not soliciting an offer to buy our common shares in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

GENERAL MATTERS

This Prospectus Supplement and the accompanying Prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Unless otherwise noted or the context otherwise indicates, in this Prospectus Supplement the terms “IMRIS”, “we”, “us”, “our” or the “Company” refer to IMRIS Inc. and the wholly-owned subsidiaries through which it conducts business. Our trademarks are “IMRIS” and “VISIUS Surgical Theatre”. This Prospectus Supplement contains company names, product names, trade names, trademarks and service marks of other organizations, all of which are the property of their respective owners.

Before investing in our securities, please carefully read both this Prospectus Supplement and the accompanying Prospectus, together with the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, as listed under “Documents Incorporated by Reference”, and the additional information described below under “Where You Can Find More Information.”

Documents incorporated by reference into this Prospectus Supplement or the accompanying Prospectus may include market share information and industry data and forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. Although we believe these sources are reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, may prove to be materially inaccurate, especially in respect of emerging markets, such as those for our products, or over long periods of time.

You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of on the front cover of this Prospectus Supplement and the accompanying Prospectus, as applicable, and the information incorporated by reference into this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

S-2

We prepare our financial statements, which are incorporated by reference in this Prospectus Supplement, in accordance with U.S. GAAP.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

Information contained on our website, www.IMRIS.com, is not part of this Prospectus Supplement and is not incorporated by reference into this Prospectus Supplement.

NON-GAAP FINANCIAL MEASURES

In this Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, we use the non-GAAP measures “backlog” and “Adjusted EBITDA”.

We define backlog as the unrecognized portion of (i) revenues anticipated to be recorded from customer orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period. In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog does not have any standardized meaning prescribed by U.S. GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as earnings before stock-based compensation, interest income (expense), foreign exchange gain (loss), embedded derivative gain (loss), gain on asset disposals, income taxes, and amortization. We have begun reporting Adjusted EBITDA because we believe investors use it as another measure of our operating performance. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies. See “Non-GAAP Financial Measures” in our management’s discussion and analysis of consolidated results of operations and financial condition, incorporated by reference into this Prospectus Supplement, for a reconciliation of our Adjusted EBITDA to the most comparable measure under U.S. GAAP.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities law. These statements relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, including any documents incorporated by reference, include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

•	our expected future losses and accumulated deficit levels;

•	our ability to recognize revenues from sales of our products when expected or at all;

•	our backlog;

•	our expected growth in revenues;

•	our gross profit percentage;

S-3

•	our ability to derive future revenue from a limited number of new customers;

•	our ability to satisfy customer demand for our products;

•	our ability to maintain the relationships needed for the support and maintenance of our products;

•	our ability to obtain a sufficient supply of the components needed for our products;

•	our strategy with respect to the protection of our intellectual property;

•	our strategy for developing new products and modifications to existing products;

•	our requirement for, and our ability to obtain, future funding on favourable terms or at all;

•	our potential sources of funding;

•	the effect of litigation on our business;

•	the benefits of our products and services;

•	our expected conversion of backlog to product deliveries;

•	capital expenditures;

•	cash flow estimates and the sufficiency thereof;

•	our operating expenses;

•	our plans to invest in research and development (“R&D”);

•	our business strategy;

•	our plans for the growth of our business domestically and internationally;

•	our intentions with respect to developing strategic partnerships for the design, development and marketing of existing and future products;

•	our assessment of the benefits of our products to patients, clinicians and hospitals;

•	our plans for new applications of our core technology;

•	our development plans in conjunction with Varian Medical Systems (“Varian”) and the success thereof;

•	our ability to successfully commercialize and deploy our surgical robotic system;

•	our ability to successfully commercialize and deploy our intraoperative computed tomography system;

•	our intentions with respect to creating long-term customer relationships; and

•	our plans to seek and maintain regulatory clearance for our products.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

S-4

•	the extent of our future losses;

•	deferrals of customer orders or delays in manufacturing, delivering and/or installation of a product;

•	loss of suppliers or increases to the cost of the components of our products;

•	our ability to attract and retain strategic partners and key personnel;

•	damage to our manufacturing facility or its failure to accommodate future sales growth;

•	market competition and technological advances of competitive products and treatments;

•	our ability to obtain and protect our intellectual property rights to existing and future products and, when required, to license third party intellectual property on commercially reasonable terms;

•	the expense and potential harm to our business of intellectual property litigation;

•	the failure to obtain, delay in or withdrawal of necessary government regulatory approvals for existing products or future products or modifications;

•	our ability to develop new products and manage growth;

•	our ability to obtain future financing and on commercially reasonable terms;

•	the ability of our customers to obtain adequate reimbursement from third party payers for the use of our products;

•	the impact of future legislative or regulatory changes;

•	the impact of product liability or warranty claims;

•	foreign currency fluctuations;

•	our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

•	changes in economic conditions;

•	stock market volatility;

•	our exposure to credit risk for accounts receivable;

•	our ability to convert any letter of intent or nonbinding memorandum of understanding into a binding agreement; and

•	additional risks and uncertainties, many of which are beyond our control, referred to under “Risk Factors” and elsewhere in this Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference therein and herein.

Although the forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference therein and herein are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. Forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement. Forward-looking statements made in the accompanying Prospectus or a document incorporated by reference into this Prospectus Supplement or the accompanying Prospectus are made as of the date of the original document and have not been updated by us except as expressly provided for in this Prospectus Supplement.

S-5

Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL STATEMENT AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in United States dollars, unless otherwise specified, and have been prepared in accordance with U.S. GAAP. References in this Prospectus Supplement and the accompanying Prospectus to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one Canadian dollar, expressed in United States dollars, based on the noon exchange rate published by the Bank of Canada.

	Nine Months ended September 30,	Year ended December 31,
	2013	2012	2011	2010
High for the period	US$1.0164	US$1.0299	US$1.0583	US$1.0054
Low for the period	US$0.9455	US$0.9599	US$0.9430	US$0.9278
End of period	US$1.0285	US$1.0051	US$0.9833	US$1.0054
Average for the period	US$1.0234	US$1.0006	US$1.0111	US$0.9709

On December 13, 2013, the Bank of Canada’s noon exchange rate was Cdn$1.00 = US$0.9438.

S-6

SUMMARY OF THE OFFERING

Selling Shareholders:	Deerfield

Common Shares offered by the Selling Shareholders:	Up to 6,100,000 common shares

Manner of Offering:	Sales of common shares, if any, under this Prospectus Supplement may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or NASDAQ or other existing trading markets for our common shares. The common shares will be distributed at market prices prevailing at the time of the sale of such common shares or at prices negotiated with the purchasers. See “Plan of Distribution.”

Use of proceeds:	We will receive no proceeds in connection with the Offering.

TSX Symbol:	The common shares are listed on the TSX under the symbol “IM”

NASDAQ Symbol:	The common shares are listed on NASDAQ under the symbol “IMRS”

Risk factors:	You should carefully read and consider the information set forth in “Risk Factors” beginning on page 15 of the accompanying Prospectus.

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USE OF PROCEEDS

We will not receive any net proceeds from the Offering. The net proceeds from the Offering to the Selling Shareholders are not presently determinable in light of the nature of the distribution. The net proceeds to the Selling Shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less expenses and discounts or commissions, if any.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization (i) as of September 30, 2013 before giving effect to the Deerfield Transaction and (ii) on a pro forma basis as of September 30, 2013 after giving effect to the full exercise of the Deerfield Warrants. See also “Selling Shareholders” and "Prior Sales" for other changes to our share or loan capitalization since September 30, 2013.

		Pro forma as at September 30,
		2013 giving effect to the full
		exercise of the Deerfield
	As at September 30, 2013	Warrants (2)

Credit Facility (1)
Authorized	$25,000,000	$25,000,000
Credit Facility Drawn	$25,000,000	$25,000,000

Shareholder Equity
Share Capital	$166,966,000	$178,800,000
Common shares (unlimited)	52,030,966	58,130,966

Notes:

(1)	As of October 31, 2013, the Company had $25,000,000 drawn on the secured loan facility agreement entered into with Deerfield in connection with the Deerfield Transaction. See "Selling Shareholders"
(2)	Based on the issuance of 6,100,000 shares pursuant to the conversion of the Deerfield Warrants at the exercise price of $1.94 per share, which would represent proceeds to the Company of $11,834,000. However, pursuant to the terms of the Deerfield Warrants, at no time can Deerfield beneficially own more than 9.985% of the issued and outstanding Common Shares.

The table does not include 4,351,372 stock options outstanding as of the date of this Prospectus Supplement at a weighted average exercise price of CDN$4.77 per share.

DETAILS OF THE OFFERING

The Offering consists of up to 6,100,000 common shares to be sold at market prices prevailing at the time of the sale of such common shares or at prices determined by negotiation with the purchasers of the common shares.

Authorized Capital

Our authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, no par value, issuable in series. As of December 13, 2013, there were 52,029,626 common shares and no preferred shares issued and outstanding. A further 5,052,287 common shares have been reserved for issuance upon the due and proper exercise of certain incentive options outstanding as of December 13, 2013. In addition to the outstanding common shares, as at December 13, 2013, our current and former directors, executive officers, employees and certain consultants held options to acquire an aggregate of 4,351,372 common shares under the terms of our employee stock option plan.

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Common Shares

The holders of our common shares are entitled to receive notice of and to attend and vote at all annual and special meetings of our shareholders, except a meeting where only the holders of shares of a class or a particular series are entitled to vote separately. Our common shares carry one vote per common share and do not have cumulative voting rights. The holders of our common shares are entitled, at the discretion of our board of directors, to receive out of any or all profits or surplus of IMRIS properly available for the payment of dividends, any dividend declared by the board of directors and payable by us on our common shares, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding. The holders of our common shares will participate ratably in any distribution of the remaining property of IMRIS upon our liquidation, dissolution or winding-up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding.

Dividend Policy

We have never declared or paid any dividends on our common shares, other than an increase in the paid up capital of our common shares in an amount of $3,384,864 at the time of our initial public offering in November 2007, which resulted in a deemed non-cash dividend to our shareholders at that time for tax purposes. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

TRADING PRICE AND VOLUME

Our common shares are listed and posted for trading on the TSX under the symbol “IM” and on NASDAQ under the symbol “IMRS”. The following table sets forth price range and daily volume of trading of the common shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian Dollars)			NASDAQ (prices in United States Dollars)
Month	High	Low	Volume	High	Low	Volume
October 2012	4.68	3.75	469,389	4.75	3.75	846,000
November 2012	4.45	3.46	677,689	4.50	3.50	680,700
December 2012	3.83	3.27	378,411	3.90	2.88	393,400
January 2013	3.95	3.45	343,351	4.03	3.51	158,986
February 2013	4.40	3.62	245,492	4.27	3.59	400,955
March 2013	4.47	3.13	646,809	4.31	3.06	3,544,346
April 2013	3.43	2.7	426,519	3.45	2.62	1,426,291
May 2013	3.17	2.56	300,978	3.22	2.5	721,545
June 2013	3.17	2.34	723,231	3.25	2.21	997,812
July 2013	3.13	2.7	414,774	3.07	2.53	1,967,670
August 2013	3.52	1.95	1,322,059	3.4	1.85	2,777,659
September 2013	2.15	1.63	471,744	2.06	1.6	1,709,050
October 2013	1.90	1.52	499,851	1.85	1.45	1,435,020
November 2013	1.80	1.23	849,146	1.73	1.16	2,656,323
December 2013 (partial month to December 13, 2013)	1.56	1.34	348,139	1.48	1.27	731,308

The closing price of our common shares on the TSX and NASDAQ on December 13, 2013 was CDN$1.41 and US$1.34, respectively.

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PRIOR SALES

During the 12-month period prior the date of this Prospectus Supplement, we issued the following securities. Unless otherwise indicated, we issued the common shares set forth below upon the exercise of outstanding stock options.

Date of Issue	Number of common shares Issued	Issuance Price (CDN$)
November 14, 2012	5,000	2.25
November 14, 2012	5,000	2.25
November 14, 2012	2,500	2.25
November 14, 2012	2,000	2.25
November 15, 2012	2,500	2.25
November 19, 2012	1,000	2.25
November 30, 2012	10,000	2.73
November 30, 2012	1,400	2.01
December 6, 2012	1,444	2.01
January 3, 2013	25,000	2.25
January 30, 2013	692	2.01
February 19, 2013	2,500	2.25
March 18, 2013(1)	5,750,000	3.59
March 19, 2013	1,422	2.01
March 20, 2013	4,000	2.25
March 21, 2013	2,500	2.25
March 22, 2013	6,600	2.73
March 22, 2013	5,257	2.01
March 22, 2013	5,000	2.25
March 22, 2013	1,367	2.01
May 10, 2013	2,500	2.25
May 21, 2013	1,506	2.01
June 18, 2013	35,000	2.25
July 2, 2013	1,500	2.40
July 26, 2013	1,318	2.01
August 16, 2013	1,400	2.25
August 19, 2013	120,853	2.25

(1) In connection with the Company’s publicly-announced underwritten public offering of 5,750,000 common shares at a public offering price of US$3.50 per share.

S-10

SELLING SHAREHOLDERS

On September 16, 2013, we entered into a secured loan facility agreement with Deerfield, pursuant to which Deerfield immediately loaned the gross amount of $25 million to the Company (the “Deerfield Transaction”). The loan matures on September 16, 2018, and may be prepaid subject to certain restrictions contained in the secured loan facility agreement. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the loan, except that, if we achieve certain revenue targets, the principal payment due on the third anniversary can be deferred by us for up to two years and the payment due on the fourth anniversary can be deferred by us for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9% per year. The secured loan facility agreement also contains other customary terms and conditions. The loan facility is secured pursuant to a Security Agreement over our present and after acquired property and other assets.

In connection with the Deerfield Transaction, Deerfield received warrants to purchase 6,100,000 common shares at an exercise price of $1.94 per common share. The Deerfield Warrants expire on September 16, 2020. As of the date hereof, assuming full exercise of the Deerfield Warrants, Deerfield would beneficially own or exercise control over 6,100,400 common shares, representing approximately 10.49% of the issued and outstanding common shares. However, pursuant to the terms of the Deerfield Warrants, at no time can Deerfield beneficially own more than 9.985% of the issued and outstanding common shares, with the result that Deerfield cannot exercise the warrants to the extent their beneficial ownership would exceed 9.985%.

The Selling Shareholders may offer and sell pursuant to this Prospectus Supplement the common shares issuable upon the exercise of the Deerfield Warrants. The Selling Shareholders may also sell common shares other than pursuant to this Prospectus Supplement under available exemptions from the prospectus and registration requirements of Canadian and United States securities legislation. The Selling Shareholders may sell none, some or all of the common shares qualified for distribution by it pursuant to this Prospectus Supplement. The Company cannot predict when or in what amounts the Selling Shareholders may sell any of the common shares qualified for distribution by it pursuant to this Prospectus Supplement.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes certain material United States federal income tax considerations of the acquisition, ownership and disposition of the common shares issuable upon the exercise of the Deerfield Warrants. This summary addresses only persons or entities that are “U.S. holders” (as defined below). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder arising from or relating to the acquisition, ownership, and disposition of the common shares issuable upon the exercise of the Deerfield Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to such U.S. holder. Except as discussed below, this summary does not address tax reporting requirements. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code (as defined below). Each U.S. holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares issuable upon the exercise of the Deerfield Warrants. This summary only applies to common shares issuable upon the exercise of the Deerfield Warrants.

This section does not apply to you if you are a member of a class of holders subject to special rules, including, but not limited to:

•	U.S. holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	U.S. holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

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•	U.S. holders that are dealers in securities or currencies or U.S. holders that are traders in securities that elect to apply a mark-to-market accounting method;

•	U.S. holders that have a “functional currency” other than the US dollar;

•	U.S. holders that own common shares issuable upon the exercise of the Deerfield Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	U.S. holders who use common shares issuable upon the exercise of the Deerfield Warrants as security for a loan;

•	U.S. holders that acquired common shares issuable upon the exercise of the Deerfield Warrants in connection with the exercise of employee stock options or otherwise as compensation for services;

•	U.S. holders that hold common shares issuable upon the exercise of the Deerfield Warrants other than as capital assets within the meaning of Section 1221 of the Code;

•	U.S. expatriates or former long-term residents of the U.S.; and

•	U.S. holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), all as in effect on the date of this Offering, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary is not binding upon the Internal Revenue Service (the “IRS”) and no rulings or opinions from legal counsel have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the common shares issuable upon the exercise of the Deerfield Warrants, the United States federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding the common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares.

You are a U.S. holder if you are a beneficial owner of common shares issuable upon the exercise of the Deerfield Warrants and you are:

•	an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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A “non-U.S. holder” is a beneficial owner of an Offered Share that is not a U.S. holder. The United States federal income tax consequences of the acquisition, ownership and disposition of the common shares can be very complex and, in certain cases, uncertain or potentially unfavourable to a U.S. holder. Accordingly, each prospective investor considering an acquisition of, or who acquires common shares pursuant to this Offering is strongly urged to consult its own tax advisor with respect to the United States federal, state or local income and alternative minimum tax, United States federal estate or gift, or foreign tax consequences of such acquisition, ownership and disposition of common shares in light of its own particular facts and circumstances.

U.S. Holders

Taxation of Distributions

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, a distribution of cash, if any, paid on a common share, including a constructive distribution, generally will be included in your gross income as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of our current or accumulated “earnings and profits” (as computed under United States federal income tax rules). We do not intend to calculate our earnings and profits under United States federal income tax rules. Accordingly, U.S. holders should expect that a distribution generally will be treated as a dividend for United States federal income tax purposes.

Subject to applicable limitations, dividends paid by us to non-corporate U.S. holders, including individuals, generally will be eligible for the preferential maximum 20% tax rate applicable to long-term capital gains for dividends (prior to taking into account the potential application of the additional 3.8% tax on certain passive income, as described below), provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the application of such rules.

You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the withheld amount. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent that a distribution paid on the common shares is in excess of our current and accumulated “earnings and profits” (as determined for U.S. federal income tax purposes), such distribution generally will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, with any excess treated as a gain from the sale or exchange of the common shares.

A U.S. holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions by us generally will be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive category” or “general category” income for purposes of computing the foreign tax credit allowable to you. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder. The foreign tax credit rules are complex, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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Taxation of Sale, Exchange or other Taxable Disposition

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your tax basis, determined in United States dollars, in your common shares. Any such gain or loss will be capital gain or loss if the common shares are held by you as capital assets. Any such gain or loss generally will be United States source income or loss for purposes of applying the United States foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. holder elects to treat such gain as “foreign source.” Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% (prior to taking into account the potential application of the additional 3.8% tax on certain passive income, as described below) where the U.S. holder has a holding period greater than one year. Deductions for capital losses are subject to limitations.

Additional Tax on Passive Income

Certain U.S. holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

PFIC Rules

If we are considered to be a PFIC, as that term is defined in Section 1297 of the Code, at any time during a U.S. holder’s holding period, the following sections will generally describe the United States federal income tax consequences to a U.S. holder in relation to the acquisition, ownership and disposition of common shares.

We generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of our gross income for such taxable year is passive income or (ii) on the basis of a quarterly average, 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. If a foreign corporation (such as IMRIS) owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests described above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. In addition, under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of the stock of our subsidiaries which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

We believe that the common shares should not be treated as interests in a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2012 and based on current business plans and financial expectations, we expect that the common shares should not be treated as interests in a PFIC for our current taxable year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that we have never been and will not become a PFIC for any taxable year during which U.S. holders hold common shares.

In any given taxable year for which we are classified as a PFIC, during which a U.S. holder holds common shares, a U.S. holder would be subject to increased tax liability (possibly including a non-deductible interest charge) upon the sale or other disposition of the common shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. holder elects to be taxed currently, by making a Mark-to-Market or a Qualified Electing Fund (“QEF”) Election. An excess distribution generally would be any distribution to a U.S. holder with respect to common shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. holder with respect to the common shares during the three preceding taxable years or, if shorter, during such U.S. holder’s holding period for the common shares. In addition, certain special, generally adverse rules would apply to the common shares if we are a PFIC. For example, under certain proposed Treasury regulations, a “disposition” for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. In addition, if we are treated as a PFIC, dividends paid by us will not be eligible for taxation at the preferential tax rates described above under the heading “Taxation of Distributions”.

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If a U.S. holder owns the common shares during any year in which we are a PFIC, such U.S. holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.

Under the PFIC rules:

•	the gain or excess distribution will be allocated rateably over your holding period for the common shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. A U.S. holder that is not a corporation must treat such interest as non-deductible personal interest.

If we were a PFIC, a U.S. holder might be able to make a Mark-to-Market Election with respect to the common shares to mitigate some of these adverse tax consequences. A U.S. holder that holds stock of a PFIC generally may make a Mark-to-Market Election with respect to its stock if the stock constitutes “marketable stock”. Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the Mark-to-Market Election. The common shares should constitute marketable stock with respect to which a Mark-to-Market Election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of the common shares at the end of the taxable year and the adjusted tax basis of the common shares (but loss could only be included to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). If a U.S. holder made the election, the U.S. holder’s tax basis in the common shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares would be treated as ordinary income. A U.S. holder should consult its own tax advisors regarding the availability and advisability of making a Mark-to-Market Election with respect to the common shares in its particular circumstances in the event that we are or become a PFIC. A Mark-to-Market Election would not be available for any Subsidiary PFIC.

The QEF Election, if available, generally would allow a U.S. holder to avoid the consequences of the PFIC rules but would require such holder to include its pro rata share of our ordinary income and net capital gain in income currently, whether or not distributed. However, we do not intend to provide U.S. holders with such information as may be required to make a QEF Election effective in the event it is a PFIC.

The PFIC rules are complex and in certain cases, uncertain. Each U.S. holder is strongly urged to consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the Mark-to-Market and/or QEF Elections.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. holders who acquire common shares and hold common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any Mark-to-Market Election or QEF Election. If the holder is a non-corporate U.S. holder, then payments to it made within the United States, or by a United States payor or United States middleman, of dividends on or proceeds arising from the sale or other taxable disposition of common shares, and/or proceeds arising from the sale or other taxable disposition of common shares, generally will be subject to information reporting and backup withholding (currently at the rate of 28%), where such U.S. holder fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be refunded (or credited against its United States federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the backup withholding tax.

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CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-RESIDENTS OF CANADA

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (in effect on the date hereof), (1) is not, and is not deemed to be, resident in Canada; (2) does not use or hold, and is not deemed to use or hold, the common shares in a business carried on in Canada; (3) deals at arm’s length with us; (4) is not affiliated with us, the Underwriters or a subsequent purchaser of the common shares; and (5) holds the common shares as capital property (a “Non-Resident Holder”). Generally, the common shares will be capital property to a Non-Resident Holder provided the Non-Resident Holder does not acquire or hold those common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Tax Act, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers should consult their own tax advisors with respect to their particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident Holder by us will be subject to Canadian withholding tax at the rate of 25 per cent of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident in the United States entitled to the full benefit of the Canada-U.S. Income Tax Convention (1980), the applicable rate of Canadian withholding tax is generally reduced to 15 per cent.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share, unless the Common Share is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief from taxation under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

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Generally, provided the common shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX and NASDAQ) at the time of disposition, the common shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, both (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25 per cent or more of our issued common shares or any other class or series of our shares; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and options in respect of, interests in, or civil law rights in, any such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares can still be deemed to be taxable Canadian property. Non-Resident Holders whose common shares constitute taxable Canadian property should consult with their own tax advisors.

PLAN OF DISTRIBUTION

The Selling Shareholders may, from time to time, sell any or all of their common shares issuable upon exercise of the Deerfield Warrants on any stock exchange, market or trading facility on which our common shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale.  The Selling Shareholders may sell the common shares to or through underwriters or dealers, and also may sell common shares to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers, or pursuant to delayed delivery contracts, by remarketing firms or by other means.

The common shares may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for our common shares. The prices at which the common shares may be offered may vary as between purchasers and during the period of distribution.

The aggregate proceeds to the Selling Shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less expenses and discounts or commissions, if any. Each of the Selling Shareholders may reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from the Offering.

To the extent required, the following information will be set forth in a separate accompanying prospectus supplement: the number of common shares to be sold; the names of the participating Selling Shareholders; the respective public offering prices; the number of common shares to be beneficially owned by the participating Selling Shareholders after the distribution; if the participating Selling Shareholders acquired any common shares in the 12 months preceding the date of the Prospectus Supplement, the cost to the participating Selling Shareholders of any such common shares in the aggregate and on a per security basis; the names of any agents, dealers or underwriters involved in the distribution; and any applicable commissions or discounts with respect to a particular offering and the proceeds to the Selling Shareholders.

Underwriters, dealers and agents who participate in the distribution of the common shares may be entitled, under agreements to be entered into with the Selling Shareholders, to indemnification by the Selling Shareholders against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with any offering of common shares, the underwriters may have agreements with the Selling Shareholders to over-allot or effect transactions which stabilize or maintain the market price of the common shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No assurance can be given that a market for trading in common shares of any series or issue will develop or as to the liquidity of any such market, whether or not the common shares are listed on a securities exchange.

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In connection with the sale of the common shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The Selling Shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these common shares. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus Supplement, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended to reflect such transaction).

The common shares of the Company are listed for trading on the TSX under the symbol “IM” and on NASDAQ under the symbol “IMRS”. The common shares have been approved for listing on the TSX and qualified for listing on NASDAQ.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement and the accompanying Prospectus from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus on request without charge from our Corporate Secretary at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, telephone: 204-480-7070. These documents are available electronically from SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

We file annual and quarterly financial information, material change reports and other information with the securities commissions or similar regulatory authorities in Canada, which allow us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the accompanying Prospectus.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement:

(a)	our annual information form dated March 5, 2013 for the fiscal year ended December 31, 2012, as amended and restated on March 12, 2013;

(b)	our audited consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years then ended, together with the notes thereto, and the auditor’s report thereon;

(c)	our management’s discussion and analysis of consolidated results of operations and financial condition for the year ended December 31, 2012, as amended and restated on March 12, 2013; and

(d)	our unaudited comparative interim consolidated financial statements as at and for the three and nine months ended September 30, 2013 and 2012, including the notes thereto;

(g)	our management’s discussion and analysis of consolidated results of operations and financial condition for the three and nine months ended September 30, 2013;

(f)	our management information circular dated March 21, 2013 in respect of our annual general meeting of shareholders held on May 2, 2013; and

(g)	our material change reports dated: November 13, 2013 in respect of a change to the Composition of the Company’s Board of Directors; September 16, 2013 in respect of entry into the Agreement with Deerfield; August 15, 2013 in respect of changes to the composition of the Company’s Board of Directors; July 22, 2013 in respect of certain US Food and Drug Administration 510K clearance; May 30, 2013 in respect of changes to the composition of the Company’s Board of Directors; March 20, 2013 in respect of the closing of its public offering of 5,750,000 common shares.

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Any annual information form, annual or interim financial statements and related management’s discussion and analysis, material change report (other than a confidential material change report), business acquisition report, information circular or disclosure document filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus Supplement and before the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement, as well as any other document so filed by us which expressly states it to be incorporated by reference into this Prospectus Supplement. Any report filed by us with the SEC or Report of Foreign Private Issuer on Form 6-K furnished by us to the SEC after the date of this Prospectus Supplement until the termination of the Offering under this Prospectus Supplement shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such report. In addition, the documents referred to in paragraphs (a), (b) and (c) above, which have been filed as Exhibits 99.1, 99.2 and 99.3, respectively, to our Annual Report on Form 40-F for the fiscal year ended December 31, 2012, are hereby incorporated by reference as exhibits to the registration statement of which this Prospectus Supplement forms a part. The documents incorporated or deemed to be incorporated by reference into this Prospectus Supplement contain meaningful and material information relating to us and you should review all information contained in this Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference into this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference into this Prospectus Supplement shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus Supplement modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of further offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

In addition to the documents specified in the accompanying Prospectus, we have filed or will file the following documents with the SEC as part of the registration statement of which this Prospectus Supplement forms a part:

•	the documents listed under the heading “Documents Incorporated by Reference”; and

•	any other documents indicated in any other prospectus supplement previously prepared in order to supplement the accompanying Prospectus in connection with an offering of our securities.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form F-10 relating to the Securities, of which this Prospectus Supplement is a part. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the registration statement, certain items of which are not included in the accompanying Prospectus or contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the common shares, please refer to the registration statement, including the items which are not included in the accompanying Prospectus and the exhibits to the registration statement. The exhibits to the registration statement provide more details of the matters discussed in this Prospectus Supplement and the accompanying Prospectus. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the Exchange Act and we therefore file reports and other information with the SEC. The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect to the Offering of these securities. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces and territories. These filings are electronically available from SEDAR at www.sedar.com.

Under the multi-jurisdictional disclosure system adopted by the United States and Canada, we may prepare our reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” under the Exchange Act, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

INTEREST OF EXPERTS

Our consolidated financial statements for the fiscal years ended December 31, 2012 and December 31, 2011, have been audited by Deloitte LLP, Independent Registered Chartered Accountants, as stated in their report dated March 5, 2013. Deloitte LLP are independent of us during the periods covered by the financial statements on which they reported within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba and within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) (PCAOB).

LEGAL MATTERS

Certain legal matters relating to the Offering of the common shares will be passed upon on our behalf by LaBarge Weinstein LLP, Ottawa, Ontario, with respect to Canadian legal matters and Dorsey & Whitney LLP, Vancouver, B.C. and Minneapolis, MN, with respect to U.S. legal matters.

As of the date hereof, the partners and associates of each of LaBarge Weinstein LLP and Dorsey & Whitney LLP, in each case as a group, beneficially own, directly or indirectly, less than 1%, respectively, of our outstanding securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

As of the date hereof, our auditors are Deloitte & Touche LLP, Minneapolis, Minnesota. The transfer agent and registrar is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of Canada. Our head office is located in Winnipeg, Manitoba. Most of our directors and officers, and certain of the experts named in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to enforce judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

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We have been advised by our Canadian counsel, LaBarge Weinstein LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

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Amended and Restated Short Form Base Shelf Prospectus dated October 16, 2013, amending and restating Short Form Base Shelf Prospectus dated October 2, 2012

This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada other than Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission of that information from this prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, telephone: 204-480-7070, and are also electronically available at www.sedar.com.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
DATED OCTOBER 16, 2013, AMENDING AND RESTATING
SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 2, 2012

New Issue and/or Secondary Offering	October 16, 2013

IMRIS INC.

US$75,000,000

Common Shares

Warrants

Units

IMRIS Inc. (“IMRIS”, the “Company”, “we”, “us” or “our”) may offer and issue from time to time common shares of the Company (“Common Shares”), warrants to purchase Common Shares (“Warrants”), any combination of Common Shares and Warrants (“Units”) or any combination thereof (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US$75,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that the short form base shelf prospectus, as amended and restated by this amended and restated short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf Prospectus supplement (a “Prospectus Supplement”). This Prospectus is being issued concurrently in Canada under the terms of this amended and restated short form base shelf prospectus and in the United States under the terms of a registration statement on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations International Master Fund, L.P., as well as certain of their transferees and assignees (collectively, “Deerfield” or the “Selling Shareholders”) may also offer and sell pursuant to this Prospectus Common Shares issued to Deerfield (the “Deerfield Common Shares”) by the Company upon the exercise of the Deerfield Warrants (as defined in “Selling Shareholders”) by Deerfield in connection with the Deerfield Transaction (as defined in “Selling Shareholders”). See “Selling Shareholders”.

All information required to be included in a short form prospectus but permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “IM” and the NASDAQ Global Market (“NASDAQ”) under the symbol “IMRS”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of IMRIS will not be listed on any securities exchange. There is no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus and contained in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference into this Prospectus, in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and thus may not be comparable to the financial statements of Canadian companies.

Your ability to enforce civil liabilities under United States federal securities laws may be adversely affected because we are organized under the laws of Canada, the majority of our officers and directors and the experts named in this Prospectus are residents of Canada, and all or a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the SEC, nor any securities commission of any state of the United States or any Canadian securities regulator has approved or disapproved the Securities offered hereby or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the person offering the shares (the Company and/or the Selling Shareholders), the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (iii) in the case of Units, the designation, number of Common Shares and Warrants compromising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than United States dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company and/or the Selling Shareholders may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and/or the Selling Shareholders and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Purchasing, holding or disposing of the Securities described herein may have tax consequences both in the United States and Canada. This Prospectus may not describe these tax consequences fully. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular Securities offering and consult their own tax advisor with respect to their own particular circumstances.

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No underwriter has been involved in the preparation of this Prospectus, nor has any underwriter performed any review of the contents of this Prospectus.

The offering of Securities hereunder will be subject to approval of certain legal matters on behalf of IMRIS by LaBarge Weinstein LLP with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to U.S. legal matters.

Our principal and registered office is located at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, and our telephone number is 204-480-7070.

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TABLE OF CONTENTS

GENERAL MATTERS	1
GLOSSARY OF CERTAIN TERMS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	4
NON-GAAP FINANCIAL MEASURES	6
FINANCIAL STATEMENT AND EXCHANGE RATE INFORMATION	6
THE COMPANY	7
RISK FACTORS	15
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS	31
USE OF PROCEEDS	31
CONSOLIDATED CAPITALIZATION	31
DESCRIPTION OF SHARE CAPITAL	31
DESCRIPTION OF WARRANTS	32
DESCRIPTION OF UNITS	33
TRADING PRICE AND VOLUME	33
PRIOR SALES	34
SELLING SHAREHOLDERS	34
PLAN OF DISTRIBUTION	35
CERTAIN INCOME TAX CONSIDERATIONS	36
DOCUMENTS INCORPORATED BY REFERENCE	36
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	38
WHERE YOU CAN FIND MORE INFORMATION	38
INTEREST OF EXPERTS	38
LEGAL MATTERS	38
AUDITORS, TRANSFER AGENT AND REGISTRAR	38
ENFORCEABILITY OF CIVIL LIABILITIES	39

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GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, in this Prospectus the terms “IMRIS”, “we”, “us”, “our” or the “Company” refer to IMRIS Inc. and the wholly-owned subsidiaries through which it conducts business. Our trademarks are “IMRIS” and “VISIUS Surgical Theatre”. This Prospectus contains company names, product names, trade names, trademarks and service marks of other organizations, all of which are the property of their respective owners.

This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this process, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering, including a description of any risks relating to the offering if those terms and risks are not described in this Prospectus. A Prospectus Supplement may also add, update, or change information contained in this Prospectus. If there is any inconsistency between the information in this Prospectus and the applicable Prospectus Supplement, you should rely on the information in the Prospectus Supplement.

Before investing in our securities, please carefully read both this Prospectus and any Prospectus Supplement together with the documents incorporated by reference into this Prospectus, as listed under “Documents Incorporated by Reference”, and the additional information described below under “Where You Can Find More Information.”

Documents incorporated by reference into this Prospectus may include market share information and industry data and forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference into this Prospectus. Although we believe these sources are reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially in respect of emerging markets, such as those for our products, or over long periods of time.

You should rely only on the information contained in or incorporated by reference into this Prospectus or a Prospectus Supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The distribution or possession of this Prospectus in or from certain jurisdictions may be restricted by law. This Prospectus is not an offer to sell the Securities and is not soliciting an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

You should assume that the information contained in this Prospectus and in any applicable Prospectus Supplement is accurate only as of the date of on the front cover of this Prospectus or Prospectus Supplement, as applicable, and the information incorporated by reference into this Prospectus or any Prospectus Supplement is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

Certain terms and phrases used in this Prospectus are defined in the “Glossary of Certain Terms”.

Information contained on our website, www.IMRIS.com, is not part of this Prospectus and is not incorporated by reference into this Prospectus and may not be relied upon by prospective purchasers for the purpose of determining whether to invest in the Securities.

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GLOSSARY OF CERTAIN TERMS

“510(k) clearance” is an FDA submission where the applicant seeks to demonstrate that a medical device is at least as safe and effective, or substantially equivalent, to a device that has previously been approved.

“angiography” is a fluoroscopic technique in which a contrast agent is injected into a patient’s vasculature in order to allow imaging of the vessels or other structures.

“cardiovascular conditions” are medical conditions or diseases that affect the heart or the vasculature of the heart.

“CE” as in “CE Mark” is an acronym for Conformité Européene, an organization which certifies that a product has met European Union health, safety, and environmental requirements and represents compliance with the applicable Medical Device Directives of the European Union.

“cerebrovascular conditions” are conditions pertaining to the brain and its major blood vessels.

“chemotherapy” is the treatment of illness by chemical means; it is used primarily to refer to the chemical treatment of cancer.

“Class I Device” is a medical device that the FDA believes presents a very low risk to the consumer and which is substantially equivalent to other products already on the market. These devices are subject only to general controls.

“Class II Device” is a medical device for which general controls alone are insufficient to assure safety and effectiveness, but in respect of which additional existing methods are available to provide such assurances. Therefore, Class II devices are subject to special controls in addition to the general controls of Class I devices.

“Class III Device” is the most stringent category for a medical device for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices are usually those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

“contrast agent” is a fluid that is injected into the bloodstream of a patient and provides a darker image than its surrounded structure when viewed using x-rays.

“computed tomography or CT” is computed tomography, where a computer is used to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest.

“core” is the part of the brain tissue that has died during a stroke.

“FDA” is the United States Food and Drug Administration.

“fluoroscopy” is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite.

“image-guided therapy system” or “image-guided therapy system solution” is an integrated suite of products and technologies that permit imaging during a surgical or interventional procedure.

“imaging modalities” are different approaches to the imaging of patient anatomy using different technologies, such as ultrasound, CT, fluoroscopy and MR.

“interventional procedure” is a medical procedure during which a clinician inserts a device into a patient through the vasculature.

“interventional suite” is any suite where a minimally invasive procedure is completed.

“ionizing radiation” is radiation that has the ability to ionize matter.

“ischemic stroke” occurs when a clot of material becomes lodged in a sensitive cerebral artery, resulting in a significant reduction in the flow of blood, and its nutrients and oxygen, to the area of the brain supplied by the artery.

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“ISO 13485 certification” is the certification respecting the requirements for a comprehensive management system for the design and manufacture of medical devices, as given by the International Organization for Standardization, which is a non-governmental organization that publishes international industrial and commercial standards.

“Medical Device Directives” covers the regulatory requirements for the European Union for Medical Devices.

“microsurgery” dissection of tiny structures under the microscope with the use of extremely small instruments.

“MR” is magnetic resonance, which is the physical phenomena underlying the imaging ability of an MR scanner.

“MR imaging” produces high resolution images of a patient’s anatomy by measuring the unique manner in which certain molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet.

“MR scanner” is a medical device that uses MR imaging to provide images of anatomy.

“neurosurgical applications” are surgical or interventional procedures that have to do with the brain and the nervous system of the brain.

“neurosurgical procedure” is surgery performed on the nervous system or the brain.

“radiation therapy” is the treatment of disease, usually cancer, by ionizing radiation in order to deliver an optimal dose of either particulate or electromagnetic radiation to a particular area of the body with minimal damage to normal tissues.

“radio-frequency shielding systems” are copper shields installed in the walls around an MR scanner, which are required to protect an MR scanner from radio interference.

“TÜV SÜD” is a globally recognized testing, inspection and certification organization.

“ultrasound” is a diagnostic imaging technique used to visualize body structures using sound waves.

“vasculature” is any part of the circulatory system.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference into this Prospectus, contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities law. These statements relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward- looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this Prospectus, including any documents incorporated by reference into this Prospectus, include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

•	our expected future losses and accumulated deficit levels;

•	our ability to recognize revenues from sales of our products when expected or at all;

•	our backlog;

•	our expected growth in revenues;

•	our gross profit percentage;

•	our ability to derive future revenue from a limited number of new customers;

•	our ability to satisfy customer demand for our products;

•	our ability to maintain the relationships needed for the support and maintenance of our products;

•	our ability to obtain a sufficient supply of the components needed for our products;

•	our strategy with respect to the protection of our intellectual property;

•	our strategy for developing new products and modifications to existing products;

•	our requirement for, and our ability to obtain, future funding on favorable terms or at all;

•	our potential sources of funding;

•	the effect of litigation on our business;

•	the benefits of our products and services;

•	our expected conversion of backlog to product deliveries;

•	capital expenditures;

•	cash flow estimates and the sufficiency thereof;

•	our operating expenses;

•	our plans to invest in research and development (“R&D”);

•	our business strategy;

•	our plans for the growth of our business domestically and internationally;

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•	our intentions with respect to developing strategic partnerships for the design, development and marketing of existing and future products;

•	our assessment of the benefits of our products to patients, clinicians and hospitals;

•	our plans for new applications of our core technology;

•	our development plans in conjunction with Varian Medical Systems (“Varian”) and the success thereof;

•	our ability to successfully commercialize and deploy our surgical robotic system;

•	our ability to successfully commercialize and deploy our intraoperative computed tomography system;

•	our intentions with respect to creating long-term customer relationships; and

•	our plans to seek and maintain regulatory clearance for our products.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the extent of our future losses;

•	deferrals of customer orders or delays in manufacturing, delivering and/or installation of a product;

•	loss of suppliers or increases to the cost of the components of our products;

•	our ability to attract and retain strategic partners and key personnel;

•	damage to our manufacturing facility or its failure to accommodate future sales growth;

•	market competition and technological advances of competitive products and treatments;

•	our ability to obtain and protect our intellectual property rights to existing and future products and, when required, to license third party intellectual property on commercially reasonable terms;

•	the expense and potential harm to our business of intellectual property litigation;

•	the failure to obtain, delay in or withdrawal of necessary government regulatory approvals for existing products or future products or modifications;

•	our ability to develop new products and manage growth;

•	our ability to obtain future financing and on commercially reasonable terms;

•	the ability of our customers to obtain adequate reimbursement from third party payers for the use of our products;

•	the impact of future legislative or regulatory changes;

•	the impact of product liability or warranty claims;

•	foreign currency fluctuations;

•	our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

5

•	changes in economic conditions;

•	stock market volatility;

•	our exposure to credit risk for accounts receivable;

•	our ability to convert any letter of intent or nonbinding memorandum of understanding into a binding agreement; and

•	additional risks and uncertainties, many of which are beyond our control, referred to under “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference into this Prospectus.

Although the forward-looking statements contained in this Prospectus and in the documents incorporated by reference are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. Forward-looking statements contained in this Prospectus are made as of the date of this Prospectus. Forward-looking statements made in a document incorporated by reference into this Prospectus are made as of the date of the original document and have not been updated by us except as expressly provided for in this Prospectus.

Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

In this Prospectus and the documents incorporated by reference herein, we use the non-GAAP measures "backlog" and “Adjusted EBITDA”.

We define backlog as the unrecognized portion of (i) revenues anticipated to be recorded from customer orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period. In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog does not have any standardized meaning prescribed by United States generally accepted accounting principles and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as earnings before stock-based compensation, interest income (expense), foreign exchange gain (loss), embedded derivative gain (loss), gain on asset disposals, income taxes, and amortization. We have begun reporting Adjusted EBITDA because we believe investors use it as another measure of our operating performance. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies. See “Non-GAAP Financial Measures” in our annual and interim management’s discussion and analysis of consolidated results of operations and financial condition, incorporated by reference into this Prospectus, for a reconciliation of our Adjusted EBITDA to the most comparable measure under U.S. GAAP.

FINANCIAL STATEMENT AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars, unless otherwise specified, and have been prepared in accordance with U.S. GAAP. References in this Prospectus to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one Canadian dollar, expressed in United States dollars, based on the noon exchange rate published by the Bank of Canada.

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	Six Months ended June 30,	Year ended December 31,
	2013	2012	2011	2010
High for the period	US$1.0164	US$1.0299	US$1.0583	US$1.0054
Low for the period	US$0.9495	US$0.9599	US$0.9430	US$0.9278
End of period	US$0.9513	US$1.0051	US$0.9833	US$1.0054
Average for the period	US$0.9844	US$1.0006	US$1.0111	US$0.9709

On October 16, the Bank of Canada’s noon exchange rate was Cdn$1.00 = $0.9667.

THE COMPANY

This summary does not contain all of the information about the Company that may be important to you and your investment decision. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, including the section titled ‘‘Risk Factors’’ that immediately follows this description of the Company, as well as the risk factors described in the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Corporate Information

We were incorporated under the Canada Business Corporations Act on May 18, 2005. On May 20, 2005, we acquired all of the assets and assumed all of the liabilities of Innovative Magnetic Resonance Imaging Systems Inc. (“Innovative”). On November 18, 2005, we acquired control of Innovative and amalgamated with the organization on December 31, 2005. On February 4, 2010, we acquired all of the shares of NeuroArm Surgical Limited (“NASL”). Our principal office is located at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5.

We own, directly or indirectly, all of the outstanding shares of our subsidiaries: IMRIS, Inc. (incorporated under the laws of Delaware, USA); IMRIS (Europe) SPRL, (incorporated in Belgium); IMRIS Germany GMBH (incorporated in Germany); IMRIS India Private Limited (incorporated in India); IMRIS KK (incorporated in Japan); NASL (incorporated under the laws of Alberta, Canada and continued under the federal laws of Canada in April 2010); and IMRIS Singapore PTE Ltd. (incorporated in Singapore).

Summary Description of Our Business

We design, manufacture and sell image-guided therapy solutions that provide surgeons with the ability to obtain information during the course of a procedure that allows a surgeon to make decisions that may improve outcomes for patients. These solutions are a combination of an imaging modality, a therapeutic action or product, all integrated into an application-specific system. We believe that providing real time or near real time information in the form of imaging and visualization enhances the ability of clinicians to make decisions that can lead to improved outcomes for patients.

Our patented technologies enable clinicians to use various types of image-guided solutions during a surgical or interventional procedure without needing to move the patient to a separate location to perform a scan. This ability results in a solution that, we believe, is safer for the patient and minimizes disruption to clinical workflow. The system also provides value to hospital administrators by allowing the image-guided solution to be used for standard diagnostic procedures when it is not being used during surgery or interventional procedures.

Our Product Family for Image-Guided Therapy

Our image-guided therapy product family consists of the VISIUS Surgical Theatre, which is currently being sold around the world, an MR-guided Radiation Therapy system, which is currently in development, and an Image Guided Surgical Robotic System, which is also currently in development.

VISIUS Surgical Theatres

VISIUS Surgical Theatres deliver detailed visual information to clinicians during the course of surgery. The VISIUS Surgical Theatre can be configured for numerous procedures using intraoperative imaging including MRI, x-ray angiography and computed tomography (“CT”), alone or in multimodal combinations. VISIUS Surgical Theatres are multi-purpose surgical suites that incorporate combinations of MR imaging, fluoroscopy and computed tomography. These suites are designed to address multiple medical applications. VISIUS Surgical Theatres are currently being sold globally, with 55 systems sold to date.

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VISIUS Surgical Theatres are currently available for the following surgical applications:

•	Neurological
•	Cardiovascular
•	Cerebrovascular
•	Interventional
•	Spine

The VISIUS Surgical Theatre for neurosurgery was first introduced in the fall of 2005. Since its initial launch it has rapidly become the leading MR-guided imaging system for neurosurgery and is currently being used for a wide range of neurological applications such as tumor resection, skull base procedures and guided stereotactic procedures.

Published clinical data shows the benefits of how VISIUS Surgical Theatres are making a difference in using iMRI in neurosurgical procedures.

•	In 40% of all cases, the surgeon modified the neurosurgical procedure based upon the findings of intraoperative MR (iMRI)
•	In 55% of glioma cases (i.e. tumor resection), the surgeon resected additional tumor after an iMRI
•	85% of gross total tumor resection was achieved using iMRI versus 56% without iMRI

Chicoine MRet al, Acta Neurochir Suppl. 2011; Chen et al, Springer-Verlag 2011; Bohinski et al, Neurosurgery 2011; Wirtz et al, Neurosurgery 2000; Lenaburg et al, Technol Cancer Res Treat 2009; Xiaolei Chen et al, Low grade insular Glioma Research with iMRI,

In late 2009, following the success of VISIUS Surgical Theatre for neurosurgical procedures, we expanded our product portfolio by introducing VISIUS Surgical Theatres for cerebrovascular and cardiovascular applications. VISIUS Surgical Theatre for cerebrovascular applications offers interventional clinicians an imaging solution for the rapid evaluation, resolution and post-procedure assessment of cerebrovascular conditions including ischemic stroke, where the ability to transition quickly from imaging to intervention can save precious time and may make a significant difference in patient outcomes. VISIUS Surgical Theatre for cardiovascular applications uses fluoroscopy and MR imaging to provide clinicians with timely and accurate images and other physiological data regarding the patient’s cardiovascular structures before, during and after an intervention.

Both these applications leverage our core technology to sequentially employ MR and fluoroscopy in one integrated Theatre. These Theatres permit the patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. The images supplied by these two Theatres provide interventional clinicians with the information needed for the timely assessment, intervention and post procedure evaluation of cerebrovascular and cardiovascular conditions. In addition, these Theatres can be used for standard diagnostic procedures.

The VISIUS Surgical Theatre is also available with a CT imaging system that provides the ability to image dense tissue such as bone and can be used in vascular imaging with the aid of appropriate contrast agents. This system is focused on cranial and spinal procedures, featuring a multi-slice CT scanner that travels into the OR on-demand and is designed to provide intraoperative images of diagnostic quality - without introducing additional risk to the patient - delivering real-time information to clinicians while preserving optimal surgical access and techniques. This system may have specific application to spinal procedures and provide an integrated suite for hardware placement or other therapeutic procedures.

MR-guided Radiation Therapy (Currently under Development)

We are currently working with Varian under a co-development agreement to develop an MR-guided radiation therapy system that combines IMRIS’ proprietary MR imaging technology with Varian’s TrueBeam™ radiation therapy system to enable the use of MR imaging during radiotherapy treatments for cancer. We expect that the solution we are developing with Varian will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide MR imaging to very precisely confirm a tumor’s location prior to treatment and as needed during the treatment session, all without having to move the patient from the treatment couch or transport the patient to and from another room, as would be required today. This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy. By integrating the exquisite detail of MR imaging with the extensive treatment delivery capabilities of Varian’s TrueBeam™ system, the two companies are working to enhance the effectiveness of radiation therapy, potentially decreasing the time and cost hospitals incur for each procedure.

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We believe that integrating MR imaging with radiation treatment will allow us to better adapt radiation therapy to the individual patient and will open new avenues of research to further improve the effectiveness of radiation therapy. This may improve radiation therapies by more accurately targeting tumors, which may reduce side effects and collateral damage to healthy tissue and may reduce the number of radiation treatments required to treat a tumor.

Image-guided Surgical Robots (Currently under Development)

We are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under real time image guidance. We believe that the addition of real-time MR imaging to surgical robotics may contribute to improved surgical procedures and patient outcomes.

In 2010, we acquired NASL and its MR-compatible neurosurgical robotic system and related intellectual property. The NASL technology combines the detailed imaging of MR with the precision of surgical robotics. The system features two robotic arms that can manipulate MR-compatible tools at the microscopic level from a remote workstation. The surgeon sees detailed three-dimensional images of the brain and the surgical tools, and uses hand controllers equipped with enhanced touch sensation that allow the surgeon to ‘feel’ very small features of the anatomy through the robotic arms and surgical tools.

We intend to apply for regulatory clearance for use in neurosurgical applications; however, this technology may also be applied to other clinical procedures. Overall, we believe this product has the potential to deepen our portfolio of image-guided therapy solutions and may add to our overall customer value proposition.

Our Existing Market

Our image-guided therapy solutions are designed to allow for the acquisition and presentation of imaging data to a clinical team during the course of a surgical procedure.

VISIUS Surgical Theatres

The market for VISIUS Surgical Theatres is predominantly hospitals around the world that deliver clinical services to patients in the neurosurgical, interventional cerebrovascular and interventional cardiovascular areas. Recent clinical data has been published showing the benefits of using iMRI to perform neurosurgical procedures versus other traditional methods of performing neurosurgical procedures. According to AANS National Neurosurgical Procedure Statistics, in 2006 there were approximately 142,000 neurological procedures performed in the United States. We believe that additional clinical data supporting the benefits of neurological applications and other applications of the VISIUS Surgical Theatre could lead to more patients demanding this product for their procedures, resulting in increased demand from hospitals.

Our Market for New Products

MR-guided Radiation Therapy

There are currently more than 10 million new cancer cases each year worldwide, and that number is increasing. Radiation therapy is one of the primary forms of cancer treatment. The process for delivering radiotherapy typically includes planning the treatment using images provided by either MR imaging or CT or both. The imaging information is used to simulate and verify the treatment plan before delivery of the treatment. While CT images are the standard for planning and simulation purposes, the greater resolution of MR for soft tissue imaging is increasing the use of MR as a complement to CT in the target tumor definition procedure. Clinical studies have shown that MR can replace CT during all steps of the treatment workflow, reducing the radiation exposure to the patient, removing any systematic registration errors that may occur when combining MR and CT, and decreasing time and cost for CT investigation. The positive data supporting the use of MR for soft tissue procedures provides a market for our MR-guided radiation therapy, which integrates MR with radiation therapy.

Image-guided Robotics

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We are currently focusing our development of the image-guided robotic therapy solution for use in neurosurgical procedures. In 2006, the AANS National Neurological Procedures Statistics indicated that there were approximately 142,000 neurosurgical procedures performed in the United States. As a result, the market for this product will potentially include hospitals that perform significant numbers of neurosurgical applications each year. We anticipate that the market for this technology could expand as it is developed for other applications.

Competitive Strengths

We intend to solidify our position as a leading provider of image-guided therapy solutions by leveraging our competitive strengths, which include:

Innovative image-guided therapy solutions

Our products provide near real-time images of patient anatomy to surgical teams to enable them to make better decisions during the surgical procedure with the ultimate goal of improving patient outcomes. The combination of high-resolution images, improved patient safety, enhanced surgical efficiency and increased financial viability provided by our products contribute to solutions that we believe have not previously been available to the medical practice. We have patents and domain knowledge that provide us with the ability to deliver capabilities to our customers that we do not believe our competitors can match.

Validation by leading hospitals and partnerships with leading companies

We have sold VISIUS Surgical Theatres to several of the top ten overall hospitals and twelve of the top 50 neurosurgical hospitals in the United States, as ranked by 2012 – 2013 US News and World Report, and to other leading hospitals around the world. This validation of our technology by leading hospitals promotes our position in the marketplace as an innovative partner and supplier. Our partnerships with leading companies provide us with access to global resources and state-of-the-art technology to help us identify new applications for our products. We expect that, by leveraging these relationships, we will be able to continue to develop innovative products while reducing their time-to-market and increasing the chances of their success.

Proven ability to successfully commercialize our IMRIS solutions

We have demonstrated our ability to successfully develop our products and market them to a number of hospitals with varying needs. Since the introduction of our first commercial Theatre in September 2005, we have been selected as the winning vendor for the substantial majority of all new orders worldwide for MR-guided therapy systems for which we have competed. As at June 30, 2013, we have received orders for 59 systems to date. We have sold systems in the United States, Canada, Germany, France, Italy, Qatar, India, China, Japan, and Australia.

Ability to leverage our product platform for other applications

We believe that our core technology may be used for multiple medical applications. Following our success with neurosurgical applications, we have developed our systems to utilize many of the same components and know-how of the original VISIUS Surgical Theatre for neurological application adapted for use in interventional neurovascular and cardiovascular procedures. We believe that the strong technology platform underlying all of these systems may be adopted for use for other medical applications. We believe our ongoing initiative to develop an MR-guided system for use in radiation therapy, if successful; will further demonstrate the strength of our technology platform.

Scalable organization able to promptly respond to market demand

We believe that we will be able to continue to scale our operational capacity in the areas of customer engineering, program management, customer support and manufacturing, to meet the anticipated demand for the next several years. Our role in the production process for our products is chiefly that of an integrator not a manufacturer, so we can scale our production operations for growth more easily than a typical manufacturer. We believe we have structured our organization to give us the ability to respond to a significant growth in demand for our products and our management team has extensive scientific and operational experience in managing large companies for industry leaders.

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Strong management team

Our management team has been instrumental in positioning us as a leading provider of image-guided therapy solutions. We believe that our experienced management team possesses strong business, clinical and technical knowledge. We have physicians and nurses, either on staff or acting as advisers, supplementing the efforts of managers with backgrounds in medical imaging technology, specialized sales, operations and research and development.

Regulatory

VISIUS Surgical Theatres for neurosurgical, cerebrovascular and cardiovascular applications are classified as medical devices and are subject to governmental regulation in various jurisdictions. These regulations typically govern the research, testing, development, manufacture, promotion and marketing of the system. Once approved, medical devices are usually subject to continuing regulation, which typically includes record-keeping requirements, adverse event reporting, good manufacturing requirements and post-market surveillance and, in certain jurisdictions, the requirement to maintain ISO 13485 certification and to undergo periodic audits/inspections. Non-compliance with the applicable regulatory requirements will jeopardize our ability to market our products as such non-compliance can result in the failure to grant the regulatory approval for the device, withdrawal or suspension of the regulatory approval, fines, injunctions, civil penalties, recalls or seizures of the device and, in certain jurisdictions, criminal prosecution.

We have received regulatory clearance in the United States, Canada, Europe, Australia, South Korea and Japan to market and sell all five room configurations of our VISIUS Surgical Theatre 1.5 Tesla system product line for neurosurgical applications into these jurisdictions. We have also received regulatory clearance for our 3.0 Tesla system in the United States, Canada, Europe, China, Australia, South Korea and Japan. No regulatory approval is required for the marketing and sale of our systems in India.

In 2013, we received regulatory clearance in the United States and Europe to market and sell two and three room configuration of VISIUS Surgical Theatre with a CT.

We have received regulatory clearance in the United States, Canada, Australia and Europe to market and sell our VISIUS Surgical Theatre for cerebrovascular and cardiovascular systems.

In addition, some of our products must conform to standards set by the International Electrotechnical Commission, Underwriters Laboratories Inc. (“UL”), a privately owned and operated product safety testing and certification organization and TÜV SÜD, a globally recognized testing, inspection and certification organization. In the United States, we obtain UL or TÜV SÜD certification for each system on site during the installation process. We are working to have our products UL marked at the manufacturing stage, which will remove the requirement to have on-site inspections. In 2011, certain components of our products received UL certification.

We intend to seek regulatory approval of the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in other jurisdictions in which we currently have, or have sought, approval for our VISIUS Surgical Theatre for neurovascular applications. While we expect that the approval process in each jurisdiction will be similar to that used to obtain approval of the VISIUS Surgical Theatre for neurosurgical applications, there can be no assurance that we will receive market clearance for the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in these other jurisdictions.

United States

In the United States, medical devices are regulated primarily by the U.S. Food and Drug Administration (the “FDA”). The FDA classifies medical devices into one of three regulatory classes, referred to as Class I, Class II or Class III, depending on the level of control and review necessary to ensure the safety and effectiveness of the device, which in turn is based on the level of risk to the patient. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the device. The products we currently market are Class I and Class II medical devices.

There are two review procedures by which medical devices can receive FDA clearance or approval for marketing in the United States: (i) a pre-market notification (or a “510(k) notification”), or (ii) submission and approval of a pre-market approval application (“PMA”). Most Class I devices and a few Class II devices are exempt from the 510(k) notification requirements, subject to the limitations on exemptions. A 510(k) notification must be submitted for certain Class I devices as well as for the majority of Class II and certain Class III devices. The 510(k) application must establish that the medical device, in comparison with an existing legally marketed product (a “predicate device”): (i) is substantially equivalent, and (ii) is as safe and effective and does not raise different questions of safety or effectiveness. A pre-market approval application must be filed if a proposed device is not substantially equivalent to a predicate device. A pre-market approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. Moreover, the FDA has recently announced that it is making changes to its 510(k) clearance pathway that will likely require the submission of more clinical and pre-clinical data than has previously been required to obtain clearance for medical devices. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

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Marketing a medical device that is subject to a 510(k) notification may begin upon the FDA issuing a clearance letter finding substantial equivalence to the predicate device. The FDA issued a clearance letter with respect to certain room configurations for the VISIUS Surgical Theatre 1.5 Tesla system in August 2006 and the VISIUS Surgical Theatre 3.0 Tesla system in December 2008. The FDA issued a clearance letter with respect to our VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in September 2009.

The Oncology package, IMRIS’ first MR Guided Radiation Therapy product, was cleared by the FDA in August 2012. We expect the MR Guided Radiation Therapy and Image Guided Robotics products currently under development will be subject to 510(k) clearance as Class II devices. The CT system, IMRIS’ first Intra Operative CT was cleared by the FDA in July 2013. We obtain the advice of FDA regulatory consultants in order to confirm which type of submission is required for a given product. Generally, a 510(k) clearance submission requires three months for approval and a special 510(k) clearance requires one month for approval, although delays are common and the granting of clearance is never guaranteed. However, the FDA may determine that our MR Guided Radiation Therapy and/or Image Guided Robotics products are not substantially equivalent and therefore not subject to 510(k) notification or may require further information, including clinical data, to make a determination regarding substantial equivalence.

Any such determination or request for additional information would delay market introduction of the product that is the subject of the 510(k) notification. If FDA requires a pre-market approval application, the period for review and additional expense and time can be substantial. By statute, the FDA has 180 days to review the "accepted application", although, generally, review of the application can take between one and three years and it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Typically, the FDA will convene an advisory panel meeting to seek review of the data presented in the PMA for novel devices. The panel's recommendation is given great weight, but is not dispositive of the agency's decision. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and a number of the clinical sites where the supporting study was conducted. The facility inspection evaluates the company's compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures in the manufacturing process.

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials, if conducted in the United States, generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients' informed consent that complies with FDA requirements, state and federal privacy regulations and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Following completion of a study, we would need to collect, analyze and present the data in an appropriate submission to the FDA, either a 510(k) premarket notification or a PMA. Even if a study is completed and submitted to the FDA, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Canada

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In Canada, medical devices are regulated by Health Canada and are divided into one of four regulatory classes, Class I to Class IV, depending upon the risk the medical device presents to the patient. Except for Class I devices, all medical devices are required to have a device license before they can be sold in Canada. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the medical device before a device license is issued by Health Canada. Manufacturers of Class II, III and IV medical devices are also required to submit to Health Canada a valid ISO 13485 quality management systems certificate issued to the manufacturer by a third- party organization recognized and accredited by Health Canada. We obtained a Class II device license for our 1.5 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2006, our 3.0 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2008, and a Class III device license for our VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in 2009.

International Regulations

International sales of medical devices are subject to foreign governmental regulations that vary substantially from country to country. The primary regulatory environment in Europe is that of the European Union. As in the United States, medical devices are classified depending upon the risk the medical device presents to the patient, although otherwise the current regulatory requirements in the European Union differ significantly from those in the United States. Medical devices in Europe are required to carry a CE Mark, which represents compliance with the applicable Medical Device Directives. Typically, in order to obtain the CE Mark, Class I (sterile), Class IIa, Class IIb and Class III medical devices in Europe require quality systems certification by a third-party assessment agency known as a Notified Body.

The VISIUS Surgical Theatre for neurosurgical applications is a European Class IIa medical device and the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications are Class IIb medical devices and fall under the Medical Devices Directive (93/42/EEC) (“MDD”). SGS (UK) Limited Systems and Services is our Notified Body for Europe. We are required to prepare a technical file with evidence of compliance with the MDD and applicable standards. We received the appropriate CE Mark for our 1.5 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2006 and for our 3.0 Tesla VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in 2009 and the Intra Operative CT system in August 2013.

In China, regulation of medical devices is administered by the State Food and Drug Administration (“SFDA”). This organization was established in 2003 to form a single regulatory body for all the Chinese provinces, simplifying the regulatory process for companies that want to do business in China. The SFDA has adopted the FDA’s model for registration and a tiered classification approach similar to Canada to determine the regulatory requirements. In Japan, regulation of medical devices is administered by the Ministry of Health under the Pharmaceutical Affairs Law (“PAL”). Language and complex registration processes make Japan a challenging regulatory environment; however, there are a number of third party consulting firms that can assist companies with the process. Japan uses a classification approach whereby regulatory requirements increase based on the class level. Japan has specific review requirements; however, these requirements are similar to EU, U.S. and Canadian requirements, which can help reduce the process for international companies.

In the Middle East, the regulatory requirements imposed on the local manufacturers and importers vary among the Middle East countries; however, many either follow the major principles of the U.S. or the EU regulations or have no specific regulations, so hospitals will default to these requirements. This fragmented process complicates regulatory approval.

Intellectual Property

The protection of our products, product components, processes and know-how is integral to our business. We regularly seek patent protection for our products, components and other technologies in Canada, the United States and other countries where available and appropriate in order to maintain our competitive advantage. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. All of our employees and contractors are required to sign agreements committing them to hold our intellectual property in confidence and assigning to IMRIS all rights in the technology that they help us to develop.

As of June 30, 2013, we had 52 patents either issued or pending on various aspects of our technology. Our initial patent covers an apparatus that includes an MR scanner that is moved along its axis over an operating room table to perform patient imaging while a medical procedure is in process and, after imaging is completed, is moved away from the table to allow the procedure to continue without interference from the MR scanner. Our initial United States patent expires in March 2016 and will expire in March 2017 in other jurisdictions. Another related patent was issued in the United States in 2011, covering the control systems that adjust the parameters of the MR scanner when it is moved to an imaging position. This new patent fortifies our existing initial patent protection related to moving an MR scanner and extends to February 2030. The new patent is currently pending in Canada, Europe and Japan. We have a number of inventions currently in development which may lead to the filing of further patent applications in the near future. We cannot be assured that any of these pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required or that the patents granted to us will be useful commercially.

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To date we have registered or applied for registrations of the following trademarks in Canada and the United States: “IMRIS” with its logo, “VISIUS Surgical Theatre”. We also claim common law trademarks over the foregoing names and marks.

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RISK FACTORS

An investment in the Securities involves a number of significant risks. In addition to the other information contained in this Prospectus and in the documents incorporated by reference into this Prospectus, prospective purchasers should give careful consideration to the following risk factors. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial condition, causing an investor to lose all, or part of, its, his or her investment.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the trading price of our securities to decline.

Risks Related to Our Business

Due to our limited operating history and accumulated deficit, as well as our expected future losses, we might not achieve or maintain profitability or be able to pay our debt service obligations.

We were founded in 2005. Accordingly, we have a limited operating history. We have a large accumulated deficit, we expect future losses, and we might not achieve sustained profitability. In addition, in connection with the Deerfield Transaction we incurred $25 million of indebtedness. If the time required to generate significant revenues and achieve sustained profitability is longer than anticipated, we may not be able to continue our operations or pay our debt service obligations without additional capital, which may not be available at all or on commercially reasonable terms. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving image-guided therapy market. If we cannot successfully address these risks, we will not be able to achieve or maintain profitability or satisfy our debt service obligations, our business and financial condition would suffer, and we could be unable to continue as a going concern.

Our debt may limit our ability to obtain financing and to pursue other business opportunities, which could adversely affect our business, financial condition, results of operations and prospects.

From time to time, we may enter into transactions that may be financed in whole or in part with debt, which may increase our debt levels above standards for companies in our industry of a similar size. Depending upon future plans, we may require additional equity and/or debt financing that may not be available or, if available, may not be available on acceptable terms. None of our organizational documents currently limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

The decision to buy our products by a hospital may be hampered by the high unit price of the VISIUS Surgical Theatre.

The VISIUS Surgical Theatre has unit prices that range between $3 million to $11 million dollars. Given these products are premium-priced due to their greater functionality as compared to traditional products, the decision to purchase one of our VISIUS Surgical Theatres may consume a significant portion of a hospital’s annual capital budget. Where capital budgets are limited, we often are competing with systems that offer lesser functionality of our products or other capital requirement needs within the hospital system which may force a customer to choose between two or more items of capital equipment. These factors may limit our ability to compete if we are unable to market VISIUS Surgical Theatres more effectively than lower priced competitive products, and limit our ability to grow the business.

Our products are characterized by a long sales cycle, high unit prices and limited quarterly installations, which may contribute to substantial fluctuations in our order bookings and revenues recognized on delivery, installation and acceptance of our products.

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers. Due to the size and complexity of these projects, our sales process requires that we engage with a number of different stakeholders within and outside the hospital, including surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff. As a result, the sales cycle associated with the marketing of our VISIUS Surgical Theatres is both complex and lengthy, with an average sales cycle of more than 12 months from initial customer engagement to our receipt of a purchase order. Further, once a hospital purchases a VISIUS Surgical Theatre, the time for manufacture, delivery and installation of the Theatre may exceed 12 months, which delays our ability to recognize revenue. In addition, because payment of a substantial portion of the purchase price for our products is not due from the customer until the system has been delivered, installed and accepted by the customer, delays in manufacturing, delivering and installing a completed system may have a negative effect on our cash flow.

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Because of the high unit price of the VISIUS Surgical Theatre and the limited number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If we lose a customer order or if customers defer installation of a VISIUS Surgical Theatre for even a short period of time, a significant amount of revenue may be lost or deferred to a subsequent period. We expect that revenues from a limited number of new customers will continue to account for a large percentage of our future revenues.

The key factors affecting our revenue and results, many of which are outside of our control, include:

•	competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

•	market acceptance of our products and services;

•	varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

•	the project based nature of deployments of our products;

•	the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for medical devices and services or otherwise affecting the capital investment levels of hospitals;

•	timing of product development and new product initiatives;

•	technology changes or variations from our suppliers that change or impact our product offering; and

•	the length and variability of the sales cycles for our products.

In addition, while we believe that our backlog provides a more meaningful measure at any particular point in time of the long-term prospects of our business; investors may attribute significant weight to our quarterly revenues and operating results, which may result in substantial fluctuations in our share price. Furthermore, our backlog may not be recognized as revenue if we experience issues with the supply of components for our products, if any service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control, which would adversely affect our operating results.

A large portion of our operating costs do not vary with revenue, which may have a negative impact on our operating results if we have significant fluctuations in our revenues.

A large portion of our operating costs are relatively fixed, such as our investment in human resources, research activities and regulatory compliance. These investments form a certain baseline of our costs, which do not fluctuate from period to period. If we are unable to recognize revenue in a particular quarter, these investments may adversely affect our financial results in that quarter or year.

A significant portion of these fixed operating costs are allocated to research and development of new technologies. These investments often require large capital commitments over long development timeframes. We have some ability to eliminate or delay certain costs; however, delaying or halting these activities because of varying revenue levels from quarter to quarter could have a long-term impact on the completion and commercialization of new products, further limiting our ability to grow the business.

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If we are unable to increase sales of our newer VISIUS Surgical Theatre applications, we may be unable to generate sufficient revenue to support our business.

We currently generate the substantial majority of our revenue from sales of the VISIUS Surgical Theatre for neurosurgical applications and multi-year service plans for these Theatres. We have introduced new capabilities that extend the VISIUS Surgical Theatre to cerebrovascular and cardiovascular applications, and added intraoperative CT capabilities to the VISIUS Surgical Theatre for cranial and spine procedures. To date we have experienced limited sales of these products. The image-guided therapy market, which all of our products are designed to address, is an emerging market with limited data and there is no guarantee that the assumptions that we have made about the size of the market, the need for our products, the ability of our products to meet this perceived demand or the willingness and ability of our potential customers to pay the high prices of our VISIUS Surgical Theatres will be realized. If we are unable to sustain or increase sales of these products, we may not generate sufficient revenue to support our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop our robotics or MRgRT programs into commercially viable products on the timetable we anticipate, or at all. The commercialization of these products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products.

To date, we have limited experience manufacturing some of our products on a commercial basis. We cannot be sure that we will be able to develop efficient, low cost, high volume processes that will enable us to meet our cost goals and delivered and installed revenue projections. While we currently have sufficient production capacity to fulfill customer orders in the near term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high volume processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

We may not be able to accurately predict how our customer pipeline will convert to order bookings.

We periodically forecast information about the rate we will be able to convert potential customers in our order pipeline into actual bookings we expect to achieve in future periods. The actual bookings we achieve in a period may vary from the bookings we forecast in public disclosure documents, presentations or other public information and these variations could be material and adverse. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which may not be accurate. Actual bookings rely on the occurrence of numerous factors beyond our control such as a customer’s capital budget, their patient requirements and timing. If actual bookings vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial.

New product introductions may adversely affect our financial results

We introduce new products with enhanced features and extended capabilities from time to time. Our products are subject to various regulatory processes, and we must obtain and maintain regulatory approvals in order to sell our new products. If a potential purchaser believes that we plan to introduce a new product in the near future or if a potential purchaser is located in a country where a new product that we have introduced has not yet received regulatory approval, planned purchases may be deferred or delayed. As a result, new product introductions may adversely affect our financial results.

If we are unable to fulfill our current purchase orders on a timely basis or at all, our ability to generate revenue could be impaired, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.

As of June 30, 2013, we had 14 outstanding purchase orders for our VISIUS Surgical Theatres at various stages of completion, payment and revenue recognition. Orders may be revised, modified or cancelled, by their express terms, as a result of negotiations or by project changes or delays. If we experience any failures or delays in completing the installation of our products, our reputation would suffer and we may not be able to sell additional products. Substantial delays in the installation process also increase the risk that a customer would attempt to cancel a purchase order, which would have a negative effect on our financial condition and results of operations.

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Our backlog might not result in future net sales.

Our backlog at any particular date may not be indicative of recognized revenues in our financial statements in subsequent periods. We evaluate each customer order to determine qualification for inclusion in backlog; however, there can be no assurance that amounts included in backlog will ultimately result in recognition of revenue or occur in any particular financial reporting period. In addition, in any given period, we can reduce backlog due to factors such as a cancellation of an order, lack of confidence in the customer proceeding with the order, changes in the financial condition at a customer, changes in government or third party funding for customers, and changes in installation schedules. Changes to backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

We depend upon Siemens AG (“Siemens”) for the supply of key components of our products and the support and maintenance of our products.

We depend upon Siemens to supply the MR scanner, CT scanner and angiography systems for our products. Our OEM agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months’ advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term. We entered into a separate OEM with Siemens for CT products in August 2013 for a two-year term with automatic renewals thereafter for further one-year periods, subject to the same termination notices under the original OEM agreement. The agreements may also be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting us where the buyer or controlling shareholder is a direct competitor to Siemens. Siemens also directly and indirectly competes with us in the sale of image-guided therapy systems. If, for any reason, we could not obtain imaging equipment from Siemens on a timely basis or at all, there is no certainty that we could find another vendor willing to supply this equipment and a change would require a redesign of the products, which could take a year or more to implement. We also depend upon Siemens to provide support and maintenance services to our customers. If Siemens’ services became unavailable on a timely basis or at all, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We rely upon a limited number of suppliers of components for our products. The loss of any of these relationships may increase our costs, damage our reputation and harm our ability to generate revenue.

We purchase other critical components of our products from outside vendors, including radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our data-management system, and operating room booms and lights. For the majority of these system components, we do not have long-term supply contracts with the suppliers. A disruption of the supply of key components could result in increased costs and delays in deliveries, which could adversely affect our reputation and results of operations. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. For example, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements.

We will also have to assess any new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the FDA, or similar foreign clearance may be necessary, which would likely cause substantial delays. Furthermore, we cannot assure you that we would be able to enter into agreements on a timely basis with new manufacturers or suppliers on commercially reasonable terms, or at all. As a result, we may be unable to meet the demand for our products, or face increased costs and delays in deliveries of our products, either of which could harm our ability to generate revenue and damage our reputation. In addition, any delay in receiving components might cause us to have insufficient spare parts to service existing customers, which could lead to customer dissatisfaction and a breach by us of our service obligations to our customers.

We believe it may be necessary to find alternative manufacturers for key components over time as our quantity and quality demands evolve, but we may not be able to identify alternative manufacturers in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products.

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We utilize distributors for a portion of our sales, which subjects us to a number of risks that could harm our business.

We have strategic relationships with distributors for sales and service of our products in certain foreign countries. If these strategic relationships are terminated and not replaced, our revenues and/or ability to service our products in the territories serviced by these distributors could be adversely affected. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our products performed by them.

Natural or other disasters could disrupt our business and result in loss of revenue or in higher expenses.

Natural disasters, terrorist activities and other business disruptions in any of our major markets could have a material adverse effect on our operations. For example, the March 2011 earthquake and tsunami in Japan and their aftermath have created economic uncertainty in Japan that may disrupt economic activities in Japan for a substantial period of time, including a reduction in hospital spending. In addition, any damage to our sole in-house manufacturing operation in Winnipeg, Manitoba could cause substantial delays in operations, damage or destroy equipment or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations. Furthermore, any unanticipated business disruption caused by Internet security threats, damage to global communication networks or similar events could have a material adverse effect on our business, financial condition and operating results.

Disruption of critical information systems or material breaches in the security of our systems could harm our business, customer relations and financial condition.

Information technology helps us operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions or the loss of or damage to intellectual property through security breach. If our data management systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

We rely upon certain key personnel and our ability to successfully grow our business would be adversely affected by their departure from our company.

We depend upon certain of our key employees. In particular, we are highly dependent upon the members of our senior management, operations and research and development staff. The loss of one or more of these individuals could adversely affect our business. Recruiting and retaining key personnel in the future will be critical to our success. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. Although we have done so in the past and expect to be able to do so in the future, we cannot assure you that we will be able to attract and retain skilled and experienced personnel. Competition for qualified personnel in the medical device industry is intense and recruiting and retaining qualified personnel with experience in our industry is very difficult. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged decline in our share price could make it difficult for us to retain our employees and recruit additional qualified personnel. We do not maintain, and do not intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain personnel in key positions, we may be unable to maintain or grow our business successfully.

There is limited clinical data to support the safety and clinical efficacy of our products, which could affect the rate of adoption of our products and subject our products to future challenges.

Although we have collected and published clinical data to support the effectiveness of neurosurgical procedures performed using VISIUS Surgical Theatres, the clinical data is still not extensive and the medical community has not yet developed a large body of peer-reviewed literature that supports the safety and efficacy of our systems. In addition, the clinical data in other applications such as cardiovascular, cerebrovascular and spine for VISIUS Surgical Theatres is still in the development stages. Because the limited VISIUS Surgical Theatre clinical data published to date is relatively new, we may not have sufficient clinical data demonstrating the advantages of our products over our competitors’ products. The lack of such may affect the rate at which hospitals and clinicians adopt our products. In addition, if future studies call into question the safety or efficacy of our products, our business, financial condition or results of operations could be adversely affected.

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Market competition and technological advances of other products and treatments could reduce the attractiveness of our products or render them obsolete.

The medical device industry in general and the field of image-guided therapy in particular, is subject to intense and increasing competition and rapidly evolving technologies. Radiation therapy, chemotherapy and other drugs offer alternative means of treating the diseases that are dealt with using image-guided therapy. In addition, many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render image-guided therapy obsolete, including new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete. Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and technologies over alternative procedures, products and technologies, and convince surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff and other healthcare decision makers of the advantages of our products and technologies.

Our current competitors or other companies have or are likely to develop new imaging solutions. If we are unable to develop products that compete effectively against the products of existing or future competitors, our revenue may not grow and could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their imaging solutions or ancillary supplies. If these competitors’ pricing strategies are effective, it could result in downward pressure on the price of our products. If we are unable to maintain or increase our selling prices in the face of competition, our gross margins may decline.

Moreover, many of our competitors are large medical systems suppliers and have considerably greater resources at their disposal than we do in terms of technology, manufacturing, product development, marketing, distribution, sales, commercialization, capital resources and human resources and have established relationships with hospitals. Many competitors also have more experience in obtaining domestic and foreign regulatory approvals. Therefore, we cannot assure you that we can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on our business, financial condition or results of operations.

We may have additional financing requirements in the future and we cannot be certain of our ability to obtain such financing at all or on commercially reasonable terms.

If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may require additional financing. In the future, we may also seek to arrange financings to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We may pursue future financings through various means, including equity investments, issuance of additional debt, joint venture projects, licensing arrangements or other means. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. Our ability to obtain additional financing may be impaired by such factors as the state of the capital markets, both generally and specifically in the medical device industry, and the fact that we are a relatively new enterprise without a proven operating history. If the amount of capital we are able to raise from financing activities, together with our cash flow from operations, is not sufficient to satisfy our capital needs, we may not be able to develop or enhance our products, execute our business and growth plans, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it would adversely affect our business, financial condition and results of operations.

We may be unable to successfully manage future growth in our business, which would impede our ability to successfully develop, manufacture, market and sell our products.

Our future financial performance, our ability to increase sales of our products and our ability to compete effectively will depend, in part, upon our ability to manage future growth effectively. Our ability to manage growth will require us to continue to implement and improve our administrative, accounting and management systems and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing personnel. Our manufacturing, assembly and installation process is complex and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and harm our business.

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Our products are complex, and require the integration of a number of components from several sources of supply. We must manufacture and assemble these products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We believe that our manufacturing facility is adequate for our expected growth for the foreseeable future, but in order to meet our anticipated long-term market demand we will need to increase our manufacturing capacity. Increasing the manufacturing capacity of our facilities will require the investment of additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity on a timely basis or at all. If our manufacturing capacity does not keep pace with product demand, we will not be able to fulfill orders in a timely manner which in turn may have a negative effect on our financial results and overall business. Conversely, if demand for our products decreases, the fixed costs associated with excess manufacturing capacity may adversely affect our financial results.

If our customers are unable to obtain adequate reimbursement from third-party payers for the use of our products, our ability to commercialize our products will be adversely affected.

Medical institutions typically bill the services performed with our products to various third-party payers, such as government health administration authorities, private health coverage insurers and other organizations. Our ability to commercialize products successfully will depend in part upon the extent to which reimbursement for the cost of such services will be available. Third-party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and we cannot assure you that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. In the event that our customers are unable to obtain adequate reimbursement for the use of VISIUS Surgical Theatres or other products we may develop, market acceptance of our products would be adversely affected.

We operate in an industry where there is the potential for substantial product liability claims, which would cause us to incur significant costs, create adverse publicity and/or prevent us from commercializing our products.

Medical products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain liability insurance coverage in the aggregate amount of $15 million. There is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect us against potential liability proceedings, we could be required to cease the commercialization of products that we have developed or be prevented from beginning the commercialization of new products. Our obligation to pay indemnities or to withdraw a product following complaints could materially and adversely affect our financial condition and results of operations.

We may face substantial warranty claims arising from the nature of our business, which would substantially increase our costs and damage our reputation.

Our costs could substantially increase if we receive a significant number of warranty claims. We typically provide our customers with a one-year material and workmanship warranty on their purchase of a VISIUS Surgical Theatre. We have only a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims increase, we could incur unanticipated additional expenditures for parts and service.

In addition, if we were to receive a significant number of warranty claims, our reputation and goodwill in the image-guided therapy market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could materially and adversely affect our financial condition and results of operations.

Our financial results can be adversely affected by foreign exchange fluctuations.

While we generate a significant portion of our sales in U.S. dollars, we also have sales in other foreign currencies. In addition, any assets and liabilities not denominated in our reporting currency can give rise to foreign exchange gains or losses on translation into our reporting currency. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between our reporting currency and other currencies.

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We rely upon certain strategic relationships for the design, development and marketing of our existing and future products. Our revenues would suffer if these partnerships were to end or if our partners fail to perform in the manner we require.

We work with a number of our customers and suppliers in designing, developing and marketing our products. Currently, our most important relationship is with Siemens, which supplies the superconducting magnet at the core of our system and with which we work closely in connection with the sales and marketing of our VISIUS Surgical Theatres. Siemens and certain of our other strategic partners are large, global organizations with diverse product lines and interests that may diverge from our interests in commercializing our products. In addition we have a strategic development activity with Varian, as a key partner in the development of our MR-guided radiation therapy product. Varian is providing key product components and research and development resources that are critical to the potential commercialization of the MR-guided radiation therapy product. Accordingly, our strategic partners may not devote adequate resources to our product development, or may experience financial difficulties, change their business strategy or undergo a business combination or similar change of control transaction that may affect their willingness or ability to fulfill their obligations to us.

The loss or failure of one or more of our key strategic partners could have a material adverse effect on our financial condition, results of operations and cash flow. Furthermore, if we are unable to enter into additional partnerships in the future, or if our current or future partnerships fail, our ability to develop and commercialize products could be affected negatively and our revenues could be adversely affected. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of our management team leave our company.

If we fail to overcome the challenges inherent in international operations, our business and results of operations may be materially adversely affected.

Although most of our sales to date have been made in North America, we have employees in North America, Europe and Asia. In the future, we expect international sales of our products to account for a significant portion of our revenue, which exposes us to risks inherent in international operations. To accommodate our international sales, we have needed and will need to further invest financial and management resources to develop an international infrastructure that will meet the needs of our customers.

Accordingly, we will face additional risks resulting from our international operations, including:

•	difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

•	the failure to fulfill foreign regulatory requirements to market our products on a timely basis or at all;

•	availability of, and changes in, reimbursement within prevailing foreign healthcare payment systems;

•	difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign sales or marketing employees and agents;

•	limited protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates;

•	the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

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•	the possibility of any material shipping delays;

•	significant changes in the political, regulatory, safety or economic conditions in a country or region;

•	protectionist laws and business practices that favor local competitors; and

•	trade restrictions, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations, as well as the imposition of, or significant changes to, the level of tariffs, customs duties and export quotas.

If we fail to overcome the challenges we encounter in our international operations, our business and results of operations may be materially adversely affected.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues, increase our costs and credit risk with our customers, and negatively affect our ability to collect accounts receivable and recognize revenue.

Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economy, which has negatively affected and could continue to negatively affect business spending patterns. Recent tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

Recent financial market conditions and the extent of the accompanying economic downturn may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

We may be adversely affected by credit risk.

We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by the relocation of our operations to the United States.

On November 9, 2012, we announced that we plan to relocate our research and development, customer service, manufacturing and administration functions currently located in our Winnipeg facility to Minnetonka, Minnesota in order to gain access to a larger pool of talented personnel and access to a qualified ecosystem of suppliers. The move is expected to be completed by the end of the fourth quarter of 2013. If we are not able to timely recruit individuals with the requisite skills, gain access to a qualified ecosystem of suppliers, or achieve registration of the new facility as required by certain regulatory bodies, a resulting delay could materially and adversely affect our financial condition, results of operations, and cash flows.

Risks Related to Our Intellectual Property

If we are not able to successfully protect our key intellectual property and trade secrets, our competitive position, future business prospects and financial performance will be adversely affected.

Our success depends, in part, on our ability to maintain or obtain and enforce patent and other intellectual property protections for our processes and technologies, to preserve our trade secrets and to operate without infringing upon the proprietary rights of third parties. We have obtained patents and filed applications in the United States, Canada, and internationally and may, in the future, seek additional patents or file patent applications. Significant aspects of our technology are currently protected as trade secrets, for which we may or may not file patent applications when appropriate. There can be no assurance that patents owned or licensed by us will be valid, and we may not be able to successfully obtain and enforce patents and maintain trade secret protection for our technology. We cannot assure you that any of our pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required, or that the patents granted to us will be commercially useful. Setbacks in these areas could negatively affect our ability to compete and materially and adversely affect our business, financial condition and results of operations.

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Patents may provide some degree of protection for our intellectual property; however, patent protection involves complex legal and factual determinations and is therefore uncertain. We cannot assure you that our patents or patent applications will be valid or will issue over prior art, or that patents will issue from the patent applications we have filed or will file. Additionally, we cannot assure you that the scope of any claims granted in any patent will provide us with adequate protection for the processes used by us currently or in the future. We cannot be certain that the creators of our technology were the first inventors of inventions and processes covered by our patents and patent applications or that they were the first to file. Accordingly, we cannot assure you that our patents will be valid or will afford us with protection against competitors with similar technology or processes. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective.

In addition, the laws governing patent protection continue to evolve and are different from one country to the next, all of which causes further uncertainty in the usefulness of a patent. Our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell our products, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. If we are not able to adequately protect our intellectual property and proprietary technology, our competitive position, future business prospects and financial performance will be adversely affected.

If we are unable to replace our patents or obtain patent applications or future intellectual property claims for products under development, our ability to compete in the market will be harmed

Unpatented trade secrets, technological innovation and confidential know-how are also important to our success. Although we seek to protect our proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, we cannot assure you that others will not independently develop the same or similar information or gain access to the same or similar information. In view of these factors, our intellectual property positions have a degree of uncertainty.

While we will continue to work to add to our patent portfolio to protect the intellectual property contained in our products, we believe competitors will emerge in our current and future markets in image guided therapies. We do not know whether we will have the patent protection we need, or whether the protection we do have will be found valid and enforceable if challenged.

We also do not know whether we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business.

One of our key initial patents, which protects our proprietary right to move an MR scanner into and out of a surgical or interventional suite, expires in the United States in March 2016 and elsewhere in the world in March 2017.

We believe that a part of our value proposition to our customers and an important competitive advantage for us is our unique ability to move an MR scanner into and out of a surgical or interventional suite. This ability is currently protected by patents that will expire in our principal market, the United States, in March 2016 and in other parts of the world in March 2017. If we are not able to protect this proprietary technology through the addition of new patents, there is a risk of loss of competitive advantage, with the result that our competitive position, future business prospects and financial performance may be adversely affected.

If we are the subject of intellectual property litigation we may be required to expend substantial amounts to protect our rights to our technology against infringing parties, required to develop or obtain alternative technology or prevented from selling our products.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical technology industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant time and could divert our management’s attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

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In the event that a court was to find that we were infringing upon a valid patent of a third party, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements or stop selling our products. We cannot assure you that we could enter into licensing arrangements at a reasonable cost, or at all, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to prohibition of the development, manufacture or sale of certain of our products.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may become subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management.

Our products rely on licenses from third parties for certain research and development programs, and if we lose access to these technologies, our future projected revenues from these programs could be impacted.

We rely on technology that we license from others, including technology that is integral to our future products. We have entered into license agreements with several industry and clinical partners. Any of these agreements may be terminated for breach. If any of these agreements are terminated, we may be unable to reacquire the necessary license on satisfactory terms, or at all. The loss or failure to maintain these licenses could prevent or delay further development or commercialization of our products, which would have a material adverse effect on our results of operations.

If we are unable to obtain licenses or non-infringement rights to use technologies in products that we are developing for market, it could adversely affect our results of operations and financial condition.

Certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the image-guided therapy and surgical robotics industries. If these technologies relate to our products, we would be obligated to either seek licenses to use this technology or obtain opinions of invalidity or non-infringement, or appropriately redesign products. In the event that these alternatives are not possible, we may be precluded from marketing such products, which could adversely affect our results of operations and financial condition.

Risks Related to Our Regulatory Environment

Our products are subject to complex regulatory approval processes, which are lengthy and uncertain. If we do not obtain the necessary approvals, we will not be able to market and sell our products in applicable geographic market segments.

Our products are classified as medical devices intended for diagnostic and therapeutic use for humans. Products intended for this purpose are governed by a wide array of regulatory authorities in various jurisdictions. These regulations govern the research, testing, development, manufacture, promotion and eventual marketing of a product and approvals can take a number of years and substantial resources to obtain. There is no assurance that any of our planned products will be approved by an applicable regulatory authority on a timely basis, or at all. Any failure or delay in obtaining the applicable regulatory registrations can jeopardize our ability to market our products and will impact our ability to receive product revenue.

For more information on our regulatory environment, please consider the information described under the heading “Regulatory” in this Prospectus.

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In addition to approval of our products, we are also subject to other complex regulatory compliance requirements. Failure to comply could adversely affect our ability to sell and market our products and/or require us to incur significant costs to comply with such requirements.

In addition to the approval of products, numerous laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, manufacturing practices, marketing, advertising and labeling of products, record keeping, post-market surveillance and the reporting of adverse events. In addition, we must comply with U.S. federal and state healthcare anti-kickback laws and other healthcare fraud and abuse laws that affect the marketing of medical devices. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions, criminal sanctions and exclusion from certain public healthcare programs.

We and our suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States, Health Canada and the Competition Bureau in Canada, and equivalent regulators in other jurisdictions. We and our manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future. Our failure or the failure of our manufacturers and suppliers to comply with current or future regulatory requirements may have a material adverse effect on our business, financial condition or results of operations.

For more information on our regulatory environment, please consider the information described under the heading “Regulatory” in this Prospectus.

We may fail to identify the most profitable market opportunities and may divert limited company resources from more profitable market opportunities in order to pursue the opportunity.

A principal component of our business strategy is to expand our product offering to exploit the core technologies that we have developed for our VISIUS Surgical Theatres. As such, our organic growth and long-term success partly depends upon our ability to successfully develop and market new products which, among other matters, will require us to incur significant research and development expenditures. We have finite financial and managerial resources and therefore may be required to focus on selected products and applications and to forego efforts with regard to other products and applications. We may fail to identify the most profitable products or applications or we may fail to produce viable commercial products and may divert resources from more profitable market opportunities. In that case, the return on investment in these additional areas will be limited, and this could negatively affect our business and results of operations.

If we are unable to obtain regulatory approvals for our intellectual property rights to future products, our revenues and financial condition will be adversely affected.

Product development and modification is subject to regulatory overview and approval. Failure or delays in obtaining regulatory approval for new products or modifications to existing products would materially and adversely affect our results of operations and financial condition.

Future legislative or regulatory changes to the healthcare system may affect our business, results of operations and share price.

Even if third-party payers provide adequate coverage and reimbursement for procedures using our products, adverse changes in third-party payers’ general policies toward reimbursement could preclude market acceptance for our products and materially harm our sales and revenue growth, which could cause our share price to decline. Future legislative or policy initiatives directed at reducing costs could be introduced in the United States, Canada and other countries where we currently market or intend to market our products. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amends the broader Patient Protection and Affordable Care Act enacted on March 23, 2010 (collectively, the “U.S. Health Care Reform Law”), the core elements of which are scheduled to take effect in 2014. Among other things, the U.S. Health Care Reform Law will ultimately increase the overall pool of persons with access to health insurance in the United States. Although such an increase in covered persons should benefit hospitals, other changes in the U.S. Health Care Reform Law could adversely affect the operations and finances of hospitals, reducing their ability to purchase medical devices, such as our VISIUS Surgical Theatres. In addition, the U.S. Health Care Reform Law will impose a 2.3% excise tax on the sale of any taxable human medical devices after December 31, 2012, by the manufacturer, producer or importer of such devices. To the extent that this excise tax applies to our products, it may increase the cost of our products for our customers and also reduce our margins on the sales of our products. The U.S. Health Care Reform Law also encourages hospitals and physicians to work collaboratively through shared savings programs, which may ultimately result in the reduction of medical device acquisitions by hospital purchasers.

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In addition, reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. Market acceptance of our products in a particular country may depend on the availability and level of reimbursement in that country.

Healthcare reforms, changes in health policies and changes to third-party coverage and reimbursements may affect demand for our products

The U. S. government and other governments have in the past considered, are currently considering and may in the future consider, healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare legislation or regulations affecting our business may be proposed or enacted in the future; what effect any legislation or regulation would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.

Risks Related to the Securities

Our Common Shares have shown volatility in their price and trading volumes due to a number of factors, some of which are outside of our control.

The trading price and volume of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of our Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price of our Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities analysts;

•	announcement of technological innovations or new products or services by us or our competitors;

•	future legislative or regulatory changes affecting the medical device industry or healthcare systems; and

•	other events and factors, including the risk factors identified or incorporated by reference in this Prospectus.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

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We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and, therefore, shareholders may not be able to receive a return on their Common Shares unless they sell them at an amount greater than the price paid to acquire the Common Shares.

We have never declared or paid any cash dividends on our Common Shares. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

Our actual financial results may vary from our publicly disclosed forecasts, which could depress our stock price.

Our actual financial results and other measures of future performance, such as backlog, may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this Prospectus and the documents incorporated by reference into this Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements”. If our actual results vary negatively from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

Certain Canadian laws could delay or deter a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

The Investment Canada Act (Canada) subjects an acquisition of control of IMRIS by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Our significant shareholders have the ability to approve certain matters requiring shareholder approval and influence the composition of our board of directors in a way that diverges from the interests of our other shareholders.

Our executive officers, directors and holders of 10% or more of our Common Shares, as of September 30, 2013, beneficially owned approximately 29.2% of our Common Shares. Consequently, these shareholders are able to influence the composition of our board of directors and retain the voting power to approve some matters requiring shareholder approval. The interests of these shareholders may be different than the interests of other shareholders on these matters. For example, these shareholders may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in our Common Shares or the then market price of our Common Shares.

This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our Common Shares.

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Our board of directors may issue, without shareholder approval, preferred shares that have rights and preferences superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no preferred shares currently outstanding, our articles allow the issuance of preferred shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of preferred shares in its sole discretion without shareholder approval. The rights and preferences of those preferred shares may be superior to those of the Common Shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive our shareholders of a control premium that might otherwise have been realized in connection with an acquisition of IMRIS.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

Future sales of Common Shares by our existing shareholders could cause our share price to fall.

If our shareholders sell substantial amounts of our Common Shares in the public market, the market price of the Common Shares could fall. The perception among investors that these sales will occur could also produce this effect.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder’s ownership of our Common Shares.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; or

•	respond to competitive pressures.

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Any additional capital raised through the sale of equity will dilute each shareholder’s percentage ownership of our Common Shares. Capital raised through debt financing would require us to make additional periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favourable to us, or at all. Our failure to obtain acceptable additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations, and could negatively affect our business and results of operations.

We will have broad discretion over the use of the net proceeds from the sale of the Securities. If we do not use the proceeds effectively to develop and grow our business, an investment in our Securities could suffer.

We will have broad discretion in how we use the net proceeds received by us from this Offering, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. While we currently anticipate that we will use the net proceeds of this Offering received by us as described under “Use of Proceeds”, we may re-allocate the net proceeds as we determine necessary. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

There is no market through which Warrants or Units may be sold.

There is no market through which Warrants or Units may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading of those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	Changes in the overall market for the securities;

•	Changes in IMRIS’ financial performance or prospects;

•	The prospects for companies in the industry generally; and

•	The number of holders of those securities.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Changes to financial accounting standards may affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We use estimates, make judgments and apply certain methods in measuring the progress of our business in determining our financial results and in applying our accounting policies. As these estimates, judgments, and methods change, our assessment of the progress of business and our results of operations could vary.

The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on our results of operations. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. Changes in any of our assumptions may adversely affect our reported financial results.

We may not maintain effective internal control over financial reporting, which could negatively affect the trading of our Common Shares.

In the future we may fail to maintain effective internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and as a result our management and our external auditors may not be able to conclude on an on-going basis that we have effective internal control over financial reporting, which could result in the loss of investor confidence in the reliability of our financial statements and in turn could harm our business and negatively affect the trading price of our Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to our company.

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Our internal controls and procedures could also be limited by simple errors or faulty judgments. In addition, should we expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require us to continue to improve our internal control over financial reporting.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where we believe that the likelihood of us completing such a transaction is high. We continue to evaluate merger and acquisition opportunities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for working capital and general corporate purposes. We have not allocated any portion of the net proceeds for any particular use at this time. The net proceeds may be invested temporarily until they are used for their stated purpose. More detailed information concerning the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. The Company will not receive any proceeds from the sale of Common Shares by the Selling Shareholders.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under "Prior Sales", there have been no material changes in our share or loan capitalization since June 30, 2013. As a result of the issuance of Securities that may be distributed under this Prospectus, our share capital may increase by up to a maximum of US$75,000,000.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares, no par value, issuable in series. As of October 1, 2013, there were 52,029,626 Common Shares and no preferred shares issued and outstanding. A further 5,052,287 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options outstanding as of October 1, 2013. In addition, 6,100,000 Common Shares have been reserved for issuance upon the due and proper exercise of the Deerfield Warrants.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all annual and special meetings of our shareholders, except a meeting where only the holders of shares of a class or a particular series are entitled to vote separately. The Common Shares carry one vote per Common Share and do not have cumulative voting rights. The holders of the Common Shares will be entitled, at the discretion of our board of directors, to receive out of any or all profits or surplus of IMRIS properly available for the payment of dividends, any dividend declared by the board of directors and payable by us on the Common Shares, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding. The holders of the Common Shares will participate ratably in any distribution of the remaining property of IMRIS upon our liquidation, dissolution or winding-up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding.

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Preferred Shares

The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. Our board of directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, cancellation provisions, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares. The preferred shares, if issued, rank prior to the common shares with respect to the payment of dividends and the distribution of assets and any special payments the preferred shares may be entitled to receive in the event of our liquidation, dissolution or winding-up. In addition, no dividends may be declared and paid on the Common Shares until all dividends owing on the preferred shares are paid. Once preferred shares have been issued, the approval by two-thirds of a majority of the holders of the preferred shares is required to issue any new shares ranking prior or equal to the outstanding preferred shares or to modify the rights, restrictions, privileges and conditions of the preferred shares set forth in our articles of incorporation.

Dividend Policy

We have never declared or paid any dividends on our Common Shares, other than an increase in the paid up capital of the Common Shares in an amount of $3,384,864 at the time of our initial public offering in November 2007, which resulted in a deemed non-cash dividend to our shareholders at that time for tax purposes. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

Description of Warrants

We may issue Warrants for the purchase of Common Shares. Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant indenture to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include some or all of the following:

▪	the designation and aggregate number of Warrants;
▪	the price at which the Warrants will be offered;
▪	the currency or currencies in which the Warrants will be offered;
▪	the designation and terms of the Common Shares purchasable upon exercise of the Warrants;
▪	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
▪	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;
▪	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
▪	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
▪	if applicable, whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
▪	material United States and Canadian tax consequences of owning the Warrants; and
▪	any other material terms or conditions of the Warrants.

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein. Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

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The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

Prior to the exercise of any Warrants to purchase Common Shares, holders of the Warrants will not have any of the rights of holders of the underlying Common Shares, including the right to receive payments of dividends, if any, on the underlying Common Shares, or to exercise any applicable right to vote.

Description of Units

We may issue Units comprised of one or more of the other Securities that may be offered under this Prospectus, in any combination. The following information, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of any such the Units that we may offer under this Prospectus. While the information below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the general terms described below.

We will file the form of unit agreement ("Unit Agreement"), if any, between us and a unit agent ("Unit Agent") that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. This summary is subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

We may issue Units comprising one or more of Common Shares and Warrants in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included security. The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. We will describe in the applicable Prospectus Supplement the terms of the series of Units.

The provisions described in this section, as well as those described under "Description of Share Capital" and "Description of Warrants" will apply to each Unit and to any Common Share or Warrant included in each Unit, respectively.

We may issue Units in such amounts and in numerous distinct series as we determine.

TRADING PRICE AND VOLUME

Our Common Shares are listed and posted for trading on the TSX under the symbol “IM” and on NASDAQ under the symbol “IMRS”. The following table sets forth price range and daily volume of trading of the Common Shares during the 12 months (including the partial month of October 2013) preceding the date of this Prospectus.

	TSX (prices in Canadian Dollars)			NASDAQ (prices in United States Dollars)
Month	High	Low	Volume	High	Low	Volume
October 2012	4.68	3.75	469,389	4.75	3.75	846,000
November 2012	4.45	3.46	677,689	4.50	3.50	680,700
December 2012	3.83	3.27	378,411	3.90	2.88	393,400
January 2013	3.95	3.45	343,351	4.03	3.51	158,986
February 2013	4.40	3.62	245,492	4.27	3.59	400,955
March 2013	4.47	3.13	646,809	4.31	3.06	3,544,346
April 2013	3.43	2.7	426,519	3.45	2.62	1,426,291
May 2013	3.17	2.56	300,978	3.22	2.5	721,545
June 2013	3.17	2.34	723,231	3.25	2.21	997,812
July 2013	3.13	2.7	414,774	3.07	2.53	1,967,670
August 2013	3.52	1.95	1,322,059	3.4	1.85	2,777,659
September 2013	2.15	1.63	471,744	2.06	1.6	1,709,050
October 2013 (partial month to October 15, 2013)	1.85	1.52	191,277	1.78	1.45	731,783

The closing price of the Common Shares on the TSX and NASDAQ on October 15, 2013 was CDN $1.73 and US$1.63, respectively.

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PRIOR SALES

During the 12-month period prior the date of this Prospectus, we issued the following securities. Unless otherwise indicated, we issued the Common Shares set forth below upon the exercise of outstanding stock options.

Date of Issue	Number of Common Shares Issued	Issuance Price (CDN$)
November 14, 2012	5,000	2.25
November 14, 2012	5,000	2.25
November 14, 2012	2,500	2.25
November 14, 2012	2,000	2.25
November 15, 2012	2,500	2.25
November 19, 2012	1,000	2.25
November 30, 2012	10,000	2.73
November 30, 2012	1,400	2.01
December 6, 2012	1,444	2.01
January 3, 2013	25,000	2.25
January 30, 2013	692	2.01
February 19, 2013	2,500	2.25
March 18, 2013(1)	5,750,000	3.59
March 19, 2013	1,422	2.01
March 20, 2013	4,000	2.25
March 21, 2013	2,500	2.25
March 22, 2013	6,600	2.73
March 22, 2013	5,257	2.01
March 22, 2013	5,000	2.25
March 22, 2013	1,367	2.01
May 10, 2013	2,500	2.25
May 21, 2013	1,506	2.01
June 18, 2013	35,000	2.25
July 2, 2013	1,500	2.40
July 26, 2013	1,318	2.01
August 16, 2013	1,400	2.25
August 19, 2013	120,853	2.25

(1) In connection with the Company’s publicly-announced underwritten public offering of 5,750,000 Common Shares at a public offering price of US$3.50 per share.

SELLING SHAREHOLDERS

On September 16, 2013, the Company entered into a secured loan facility agreement with Deerfield, pursuant to which Deerfield immediately loaned gross$25 million to the Company (the “Deerfield Transaction”). The loan matures on September 16, 2018, and may be prepaid subject to certain restrictions contained in the secured loan facility agreement. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the loan, except that, if the Company achieves certain revenue targets, the principal payment due on the third anniversary can be deferred by the Company for up to two years and the payment due on the fourth anniversary can be deferred by the Company for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9% per year. The secured loan facility agreement also contains other customary terms and conditions. The secured loan facility is secured by a security interest granted to Deerfield pursuant to a Security Agreement over the Company’s present and after acquired property or other assets.

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In connection with the Deerfield Transaction, Deerfield also received warrants to purchase 6,100,000 Common Shares at an exercise price of $1.94 per share (the “Deerfield Warrants”). The Deerfield Warrants expire on September 16, 2020. As of the date hereof, assuming full exercise of the Deerfield Warrants, Deerfield would beneficially own or exercise control over 6,100,400 Common Shares, representing approximately 10.49% of the issued and outstanding Common Shares. However, pursuant to the terms of the Deerfield Warrants, at no time can Deerfield beneficially own more than 9.985% of the issued and outstanding Common Shares.

During the period this Prospectus remains valid, the Selling Shareholders may offer and sell pursuant to this Prospectus the Deerfield Common Shares issuable upon the exercise of the Deerfield Warrants. The Selling Shareholders may also sell Deerfield Common Shares other than pursuant to this Prospectus under available exemptions from the prospectus and registration requirements of Canadian and United States securities legislation. The Selling Shareholders may sell none, some or all of the Common Shares qualified for distribution by it pursuant to this Prospectus. The Company cannot predict when or in what amounts the Selling Shareholders may sell any of the Common Shares qualified for distribution by it pursuant to this Prospectus. For certainty, this Prospectus does not qualify the issuance of Common Shares issuable to Deerfield upon exercise of the Deerfield Warrants.

PLAN OF DISTRIBUTION

We may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers, or if indicated in a Prospectus Supplement, pursuant to delayed delivery contracts, by remarketing firms or by other means. The Selling Shareholders may sell the Deerfield Common Shares to or through underwriters or dealers, and also may sell Deerfield Common Shares to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers, or if indicated in a Prospectus Supplement, pursuant to delayed delivery contracts, by remarketing firms or by other means. Underwriters may sell Securities to or through dealers.

Each Prospectus Supplement will set forth the terms of the offering, including identifying the person offering the Securities (the Company and/or, in the case of Deerfield Common Shares, the Selling Shareholders), the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds from the sale of the Securities to the Company or, in the case of Deerfield Common Shares, to the Company and/or the Selling Shareholders, as the case may be.

The Prospectus Supplement for any Deerfield Common Shares offered and sold by one or more of the Selling Shareholders will identify the person offering the Deerfield Common Shares, the number of Deerfield Common Shares being sold by the participating Selling Shareholders, the number of Common Shares to be beneficially owned by the participating Selling Shareholders after the distribution and, if the participating Selling Shareholders acquired any Common Shares in the 12 months preceding the date of the Prospectus Supplement, the cost to the participating Selling Shareholders of any such Common Shares in the aggregate and on a per security basis.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to us and/or the Selling Shareholders, as the case may be.

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Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us and/or the Selling Shareholders to indemnification by us and/or the Selling Shareholders, as applicable, against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

In connection with the sale of the Common Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Common Shares to broker-dealers that in turn may sell these Common Shares. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is subject to U.S. federal income taxation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from our Corporate Secretary at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5, telephone: 204-480-7070. These documents are available electronically from SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

We file annual and quarterly financial information, material change reports and other information with the securities commissions or similar regulatory authorities in Canada, which allow us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus.

The following documents previously filed with the securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	our annual information form dated March 5, 2013 for the fiscal year ended December 31, 2012, as amended and restated on March 12, 2013;

(b)	our audited consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the years then ended, together with the notes thereto, and the auditor’s report thereon;

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(c)	our management’s discussion and analysis of consolidated results of operations and financial condition for the year ended December 31, 2012, as amended and restated on March 12, 2013; and

(d)	our unaudited comparative interim consolidated financial statements as at and for the three and six months ended June 30, 2013 and 2012, including the notes thereto;

(g)	our management’s discussion and analysis of consolidated results of operations and financial condition for the three and six months ended June 30, 2013;

(f)	our management information circular dated March 21, 2013 in respect of our annual general meeting of shareholders held on May 2, 2013; and

(g)	our material change reports dated: September 16, 2013 in respect of entry into the Agreement with Deerfield; August 15, 2013 in respect of changes to the composition of the Company’s Board of Directors; July 22, 2013 in respect of certain US Food and Drug Administration 510K clearance; May 30, 2013 in respect of changes to the composition of the Company’s Board of Directors; March 20, 2013 in respect of the closing of its public offering of 5,750,000 Common Shares;

Any annual information form, annual or interim financial statements and related management’s discussion and analysis, material change report (other than a confidential material change report), business acquisition report, information circular or disclosure document filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus and before the termination of the distribution, shall be deemed to be incorporated by reference into this Prospectus, as well as any other document so filed by us which expressly states it to be incorporated by reference into this Prospectus. Any report filed by us with the SEC or Report of Foreign Private Issuer on Form 6-K furnished by us to the SEC after the date of this Prospectus until the termination of the distribution under this Prospectus shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report. The documents incorporated or deemed to be incorporated by reference into this Prospectus contain meaningful and material information relating to us and you should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and any other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.

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DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

We have filed or will file the following documents with the SEC as part of the registration statement of which this Prospectus forms a part:

•	the documents listed under the heading “Documents Incorporated by Reference”;

•	the consent of Deloitte LLP, the Company’s independent auditors during the periods covered by the financial statements on which they reported;

•	the consent of LaBarge Weinstein LLP, the Company’s Canadian counsel;

•	powers of attorney of the Company’s directors and certain officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the Securities, of which this Prospectus is a part. This Prospectus does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the Securities, please refer to the registration statement, including the exhibits to the registration statement. The exhibits to the registration statement provide more details of the matters discussed in this Prospectus. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended,, and we therefore file reports and other information with the SEC. The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect to the offering of these securities. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces and territories. These filings are electronically available from SEDAR at www.sedar.com.

Under the multi-jurisdictional disclosure system adopted by the United States and Canada, we may prepare our reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” under the Exchange Act, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

INTEREST OF EXPERTS

Our consolidated financial statements for the fiscal years ended December 31, 2012 and December 31, 2011, have been audited by Deloitte LLP, Independent Registered Chartered Accountants, as stated in their report dated March 5, 2013. Deloitte LLP are independent of us during the periods covered by the financial statements on which they reported within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba and within the meaning of applicable United States laws and regulations.

As of the date hereof, the partners and associates of each of LaBarge Weinstein LLP and Dorsey & Whitney LLP, in each case as a group, beneficially own, directly or indirectly, less than 1%, respectively, of our outstanding securities.

LEGAL MATTERS

Certain legal matters relating to the offering of the Securities will be passed upon on our behalf by LaBarge Weinstein LLP, Ottawa, Ontario, with respect to Canadian legal matters and Dorsey & Whitney LLP, Vancouver, B.C. and Minneapolis, MN, with respect to U.S. legal matters.

AUDITORS, TRANSFER AGENT AND REGISTRAR

As of the date hereof, our auditors are Deloitte & Touche LLP, Minneapolis, Minnesota. The transfer agent and registrar is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of Canada. Our head office is located in Winnipeg, Manitoba. Most of our directors and officers, and certain of the experts named in this Prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian counsel, LaBarge Weinstein LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

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Up to 6,100,000 Common Shares

IMRIS Inc.

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PROSPECTUS SUPPLEMENT

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December 16, 2013